SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E. 7/1/04

For the period July 2004

PROTHERICS PLC
(Translation of Registrant's Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-____________.

The Registrant is furnishing a copy of its annual report for the year ended March 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: August 4, 2004

By:
Barrington M. Riley
Finance Director

1039291.1

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period July 2004

PROTHERICS PLC
(Translation of Registrant's Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-________________.

The Registrant is furnishing a copy of its annual report for the year ended March 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: August 4, 2004

By: ____________________

Barrington M. Riley
Finance Director

1039291.1



Protherics PLC Annual Report 2004

protherics

Acquired Products

Product:	**Voraxaze**
Principal uses:	Methotrexate toxicity
Status:	On market on named patient basis. Seeking regulatory approval.
Licensee/partner:	IDIS for named patient sales.
Progress/Milestone:	Regulatory submission to FDA planned early 2005

Product:	**NQ02**
Principal uses:	Liver and colorectal cancer
Status:	Phase I/II trial
Licensee/partner:	To be determined
Progress/Milestone:	Trial results 2005

Products in Research

Product:	VEGF immunotherapeutic
Principal uses:	Cancer therapy
Status:	Research/ proof of principle
Licensee/partner:	n/a
Progress/Milestone:	Use of proprietary adjuvants

Product:	Anti-nephropathy immunotherapeutic
Principal uses:	Kidney failure
Status:	Research
Licensee/partner:	n/a
Progress/Milestone:	Proof of immunogenicity

Contents



Products in Clinical trial

Product:	**Angiotensin Immunotherapeutic**
Principal uses:	Hypertension
Status:	Phase I studies with proprietary adjuvants
Licensee/partner:	To be determined
Progress/Milestone:	Phase I results end 2004

Product:	**CytoFab™**
Principal uses:	Treatment of sepsis
Status:	Phase IIb
Licensee/partner:	To be determined
Progress/Milestone:	Agreement sought with strategic partner

Products Launched

Product:	**CroFab™ antivenin**
Principal uses:	Rattlesnake
Status:	Approved by FDA October 2000 – Launched Q1 calendar year 2001
Licensee/partner:	Altana (US)
Progress/Milestone:	Market estimated at $80m

Product:	**ViperaTAb™ antivenin**
Principal uses:	Common adder
Status:	On market on named patient basis
Licensee/partner:	Swedish Orphan (Scandinavia)
Progress/Milestone:	Expansion of sales to European Union

Product:	**DigiFab™**
Principal uses:	Reversal of digoxin toxicity
Status:	Approved by FDA August 2001 – Launched Feb 2002
Licensee/partner:	Marketed by Altana in (US), Beacon Pharmaceuticals (Europe excl. Scandinavia), Swedish Orphan (Scandinavia), and F H Faulding (Australia/SE Asia)
Progress/Milestone:	European submission planned 2004

Product:	**Bovine Spongiform Encephalopathy (BSE) Diagnostic Test**
Principal uses:	Detection of BSE in carcasses
Status:	Launched
Licensee/partner:	Enfer Scientific
Progress/Milestone:	Potential testing in US

Highlights

- Profitable for first full financial year
- Turnover up 86% to £21.0 million (2003: £11.3 million)
- Operating profit, before £0.8 million of goodwill amortisation, was £2.0 million (2003: loss of £0.6 million before and after goodwill amortisation)
- Profit before tax £0.8 million (2003: loss of £0.6 million)
- Earnings per share were 0.99 pence before goodwill amortisation and 0.61 pence after goodwill amortisation (2003: loss of 0.13 pence before and after goodwill amortisation)
- Acquisition of Enact Pharma plc ("Enact") completed
- First Voraxaze™ named patient sales in Europe

Year to 31 March



(11.7)
0.9
2000
(4.1)
3.5
2001
(2.2)
6.9
2002
(0.6)
11.3
2003
2.0
21.0
2004
Turnover £m
Continuing and acquired operations
Operating profit/(loss) £m
Continuing and acquired operations before goodwill amortisation

Building a viable, profitable business for the long-term will remain Protherics' primary objective

Board changes

This year has also seen a number of changes that strengthens our Board and senior management team. Garry Watts, currently Chief Executive of SSL International plc, and Dr John Brown, until recently Chief Executive of Acambis plc, were appointed non-executive directors and bring a depth of experience from the healthcare and biotech sectors to Protherics. There have been three recent resignations from our Board: Martin Brown, Michael Gatenby and Michael Peagram. I would like to repeat my thanks to all three, for the valuable advice and input they have all made in helping to transform Protherics into a profitable trading company.

Professor Tony Atkinson, formerly Chief Executive of Enact, was appointed Chief Scientific Officer of Protherics following the acquisition. Tony has played a key part in the efficient assimilation of Enact into Protherics. In April 2004 we announced that he would, in future, serve the company as a non-executive Director, and that Dr Sally Waterman had joined Protherics' senior management team to lead our R&D function. Dr Waterman's background with KS Biomedix and Xenova should prove invaluable as we continue to expand our development pipeline. We have an experienced Board and management team well prepared to manage the future growth of Protherics.

Stuart Wallis
Chairman









Andrew J Heath
Chief Executive Officer



Chief Executive's Review

Overview

Good progress has been made in continuing to reduce manufacturing costs, enabling Protherics to achieve strong results despite some product losses at an outsourced filling and freeze-drying contractor, a weakening US dollar and a scheduled royalty reduction from Altana, our marketing and distribution partner for CroFab™ and DigiFab™ in the US. We continue to work with the FDA to qualify a second filling and freeze-drying operation to reduce our dependence on a single source. We hope to have approval of this facility by the end of the calendar year.

During the previous financial year, we completed a pilot manufacturing facility at our site in Wales, which has already allowed us to develop and implement significant process improvements. Ongoing expansion of our main production facility will allow us to manufacture both CroFab™ and DigiFab™ in parallel at key stages in the process. From next year, we expect to supply more product and reduce levels of in-process inventory while building stocks of finished goods. The introduction of a new manufacturing process for CroFab™, which requires FDA approval, has the potential to reduce further our cost of goods within a two-year timeframe.

Acquisition and integration of Enact

In June 2003, we acquired Enact for £8.3 million (including expenses), of which £7.2 million was financed by unlisted convertible debt with a 6% coupon. Enact's leading products, Voraxaze™ and the NQO2 programme, strengthen Protherics' development pipeline, and significant news is expected over the next 12 to 18 months. Since the acquisition was completed, we have started named patient sales of Voraxaze™ and we have been in discussions with the FDA in preparation for a regulatory submission in the current financial year. NQO2 has been successfully formulated and has now entered a Phase I study in cancer patients.

A first round portfolio review of our research and pre-clinical projects has been undertaken by Professor Atkinson. Dr Sally Waterman will now complete this review, so that we can prioritise those projects that have the potential to add most value to our organisation.

Marketed Products

CroFab™ – rattlesnake antivenom

Sales were £13.2 million in the full year, up 55% from £8.5 million in the corresponding period last year. For the first time, we expect to have adequate product supplies to meet a growing demand for CroFab™ in the current financial year.

Key clinical results in a number of our programmes during the year should highlight the potential value in our development pipeline

NQO2 programme – targeted small molecule therapy for cancer

NQO2 is an enzyme that is over-expressed in certain solid tumour types (particularly hepatocellular carcinomas and colorectal cancer). Normally, the enzyme is latent and so is inactive in these tumour cells. However, Protherics' scientists have discovered that the enzyme co-substrate EP-0152R activates NQO2. In its activated form, NQO2 converts CB1954, a pro-drug, to its cytotoxic form, thus selectively killing the target tumour cells while minimising harm to healthy, non-cancerous cells.

We recently announced the start of a Phase I clinical trial of the NQO2 targeted therapy system in cancer patients with solid tumours. This trial is being conducted by Cancer Research UK and will recruit 20-40 patients into a two-centre ascending dose open-label trial. The primary endpoint of the study is safety and tolerability, whilst secondary endpoints will include preliminary assessment of effects on the tumour. The trial is expected to report in the second half of 2005.

If the Phase I trial is successful, we plan to start a proof of principle study of the NQO2 targeted therapy system in early 2006. We believe that this will maximize the out-licensing prospects for this exciting and potentially high value product.

Outlook

We expect continuing progress across the expanded business in 2004/5. Further sales growth is anticipated and we have hedged our expected US dollar sales with forward currency contracts to moderate the impact of the weaker US dollar. Key clinical results in a number of our programmes during the year should highlight the potential value in our development pipeline.

Investment in specialist sales, clinical development and manufacturing, planned over the next two years, are expected to create a stronger business going forward. In addition, we will continue to assess strategic M&A opportunities, where we believe this will enhance shareholder value.

Andrew J Heath
Chief Executive Officer









Barry M Riley
Finance Director

Financial Review



Turnover

The Group's turnover arises largely in US dollars. The dollar has declined in value against sterling by 17% over the financial year. However, it is pleasing to note that excellent underlying growth, and the contribution of the Group's hedging policy (which produced an effective exchange rate of $1.52 to the pound) resulted in an increase of 86% to £21.0 million from £11.3 million in the prior year. CroFab™ sales increased to £13.2 million from £8.5 million, while DigiFab™ exceeded our expectations with sales of £6.0 million (including a milestone payment of £0.3 million) against £1.2 million. At £1.4 million, licensing revenues from BSE testing were slightly ahead of the prior year's figure of £1.3 million, with competition in the European market remaining strong. ViperaTAb™ sales also increased slightly to £0.3 million from £0.2 million, while other income was £0.1 million in both years.

The acquisition of Enact Pharma PLC completed in June 2003 yielded the first sales of £131,000 from Voraxaze™ in the final quarter of the financial year.

Cost of sales

Cost of sales increased to £9.5 million from £5.9 million in the prior year. Stripping out income from BSE licensing results in a gross margin on manufactured products of 52%, up from 40% in the prior year. The increased gross margin, achieved despite product losses at our filling and freeze-drying contractor, results from process and yield improvements and from increased, higher margin DigiFab™ sales.

Operating expenses

Research and development expenditure increased to £3.7 million, from £1.6 million, reflecting continuing investment in the existing programmes, plus spending on the acquired programmes, particularly Voraxaze™, in developing the manufacturing process to the standards necessary for the planned regulatory approvals.

Other administrative expenses increased to £5.9 million from £4.4 million. This increase results from the acquired operations, plus the need to boost our marketing, IT and regulatory capabilities.

Operating results

Before £0.8 million of goodwill amortisation, we recorded an operating profit of £2.0 million against a loss of £0.6 million in the prior year. Our existing operations contributed an operating profit (before and after goodwill amortisation) of £4.1 million, with the acquired operations (Enact), producing an operating loss before goodwill amortisation of £2.1 million. The goodwill amortisation of £0.8 million represents the charge from the date of the completion of the Enact acquisition in June 2003 to 31 March 2004. The total operating profit for the year was £1.2 million, which compares to a loss of £0.6 million in the prior year, when there was no charge for goodwill amortisation.

Interest

Interest receivable was similar to the prior year at £0.1 million. Interest payable has increased to £0.5 million from £0.1 million representing interest on the £7.2 million of 6% convertible unsecured loan notes which largely financed the Enact acquisition, together with a higher level of lease financing connected with the expansion project at our Welsh facility.

Results before and after tax

Profit before tax was £0.8 million against a loss of £0.6 million in the prior year. This represents the first full year of profitability for the group. Tax credits on research and development expenditure, plus the recognition of a small increase in the deferred tax asset in respect of our subsidiary operations has resulted in a taxation credit for the year of £0.5 million as against a credit of £0.4 million in the prior year. After taxation and minority interests, the profit after tax was £1.3 million, compared to a loss of £0.2 million in the previous year.

Before £0.8 million of goodwill amortisation, we recorded an operating profit of £2.0 million

Before goodwill amortisation of £0.8 million, earnings per share were 0.99 pence against a loss of 0.13 pence (before and after goodwill amortisation) in the prior year. Basic and fully diluted earnings per share were 0.61 pence against a loss of 0.13 pence in the prior year.

Balance sheet

The consolidated balance sheet now shows the effect of the Enact acquisition. Intangible fixed assets have increased to £9.8 million from £0.9 million, which reflects the goodwill resulting from the acquisition. Tangible fixed assets have increased to £7.5 million from £5.4 million as a result of the expansion programme at our Welsh operation.

The increased volumes of manufacture ahead of the "biting season" for CroFab™ are reflected in the stock figure of £9.7 million, up from £7.1 million in the prior year. We have also made a strategic decision, for risk management purposes, to increase significantly the stock of serum, the basic raw material produced from our sheep flocks in Australia.

The increase in creditors due within one year to £9.8 million from £8.5 million is largely a reflection of the increased activity levels associated with current manufacturing throughput. Creditors due after one year show the 6% unsecured loan notes (£7.1 million after expenses) issued as the principal consideration for the Enact acquisition. The other creditors due after one year, at £2.4 million, show an increase of £1.7 million over the previous year's figure of £0.7 million, and represent increased finance leasing and grants associated with our expansion programme in Wales.

Liquidity and cash flow

Cash balances increased over the period to £3.3 million from £2.8 million. The net cash inflow from operations was £0.6 million as against an outflow of £1.7 million in the prior year, showing the significant improvement in operating performance achieved over the year.

Payments to acquire tangible fixed assets were partially offset by grants received, resulting in a cash outflow from capital investment of £0.8 million against £1.8 million in the prior year.

The cash outflow from the Enact acquisition totalled £1.3 million and comprised the expenses of the transaction plus the paying down of overdraft balances assumed with Enact. These were financed by the issue of 18.8 million ordinary shares at 16p per share, which, with the exercise of warrants and options, resulted in receipts of £3.1 million.

Currency effects

Protherics has a high proportion of its income derived from the US markets, where pricing is in US dollars. Currency exposures are managed by a policy of forward covering of expected revenues on a rolling twelve month basis, and, where possible, by switching costs into US dollars. The results for the year to 31 March 2004 were therefore largely protected from adverse currency effects, and cover is in place for the current year at rates significantly better than current market rates. For the longer term, our aim is that further cost reductions in our manufacturing process, plus the potential for modest selling price increases in US dollars should mitigate the negative effects of the weak dollar.

Barry M. Riley

Barry M Riley
Finance Director







Directors and Advisors

Advisors

Company Secretary and Registered Office
Barrington Marshall Riley, BA, FCA
The Heath Business & Technical Park, Runcorn,
Cheshire WA7 4QF

Financial Advisers and Joint Brokers
Code Securities Limited
[illegible]0 St. James' Square,
London SW1Y 4AL

Joint Brokers
Panmure Gordon
50 Stratton Street,
London W1J 8LL

Legal Advisers
Ashurst
Broadwalk House,
5 Appold Street,
London EC2A 2HA

Independent Auditors
PricewaterhouseCoopers LLP
101 Barbirolli Square,
Lower Mosley Street,
Manchester M2 3PW

Bankers
Barclays Bank Plc
54 Lombard Street,
London EC3V 9EX

Registrars and Transfer Office
Neville Registrars Limited
Neville House,
18 Laurel Lane, Halesowen,
West Midlands B63 3DA

Patent Agents
Frank B Dehn & Co
Chartered Patent Agents,
179 Queen Victoria Street,
London EC4V 4EL

Executive Directors

Andrew John Heath, MD, PhD, (Chief Executive Officer) (56)
Andrew Heath has considerable experience in the pharmaceutical industry with Glaxo Inc. and Astra USA, Inc. He joined Therapeutic Antibodies Inc. as Chief Executive Officer in March 1998, and became Chief Executive Officer of the Company on the merger of Therapeutic Antibodies Inc. and Proteus International plc in September 1999.

Barrington Marshall Riley, BA, FCA, (Finance Director) (55)
Barry Riley was previously a divisional finance and administration manager and the Company Secretary of the UK operations of FMC Corporation, the Chicago-based group. He joined the Company in April 1995 and was appointed to the Board in July 1995.

James Campbell Christie, BSc, MBA, (Operations Director) (46)
James Christie was previously Director of Operations at Centocor B.V. a subsidiary of Centocor Inc., a US biopharmaceutical company. He joined Therapeutic Antibodies Inc. in 1998 and was appointed to the Board in September 1999. He has management responsibility for quality control, the Company's Australian operations and its manufacturing facility in Wales.

Non-Executive Directors

Stuart Michael Wallis, FCA, ATII (Chairman) (58)
Stuart Wallis was previously the Chief Executive Officer of Fisons plc and Chairman of communisis plc and is currently Chairman of Trident Components Group Limited and The Simply Smart Group Limited and Director of Euramax International Inc. He became Chairman of Therapeutic Antibodies Inc in September 1998.

David Whitnall Gration, FRPharmS (Deputy Chairman) (65)
David Gration was Executive Chairman of Proteus International PLC from August 1996 to September 1999, when he stepped down to a non-executive position. He is also a non-executive director of Avicenna plc, and is Chairman of SRS Technology PLC. He has over thirty years' experience of the pharmaceutical industry, having held senior positions at The Boots Company PLC, Wyeth Laboratories Ltd and Celltech Group Plc.

Garry Watts, FCA (47)
Garry Watts is currently the Chief Executive Officer of SSL International PLC having previously held the position of Finance Director and Managing Director for Europe. He is also a non-executive director of the Medicines and Healthcare Products Regulatory Agency (MHRA), where he chairs the Audit and Risk Committee. Previously, he held executive directorships at Celltech Group Plc and Medeva plc. He is a Chartered Accountant and was previously a partner with KPMG, leading the UK healthcare and life sciences practice.

John Brown, Ph.D, MBA (49)
John Brown was previously the Chief Executive Officer of Acambis PLC having previously held the position of Finance Director. Before joining Acambis, he was Head of Research at Sutherland and Partners and also worked at PA Consulting. He is currently also the Chairman of the Roslin Institute and a non-executive director of Pharmagene PLC.

Anthony Atkinson BSc., Ph.D, FIIB, FIoN, (59)
Tony Atkinson joined the Board as Chief Scientific Officer in June 2003, following the Company's acquisition of Enact Pharma PLC for which he had been Chief Executive Officer, until becoming a Non-Executive Director in April 2004. He was previously a main board consultant to Biogen, Schering Plough and Dupont de Nemours.

The Directors present their report and the audited financial statements for the year ended 31 March 2004.

Activities

The principal activity of the Group is the research, development, manufacture and sale of pharmaceutical products and potential drugs for use in the treatment of human diseases. A review of the operations of the Group and future prospects is included in the Chairman's Statement and Chief Executive's Review on pages 4 to 7.

Results and dividends

The results of the Group for the year are set out in the consolidated profit and loss account on page 22. The directors are unable to recommend the payment of a dividend for the year (2003: £nil).

Directors

The directors of the Company who held office throughout the year, unless otherwise stated, and subsequent changes are as follows:

Executive Directors
A J Heath
B M Riley
J C Christie
A Atkinson (appointed 18 June 2003, became non executive on 22 April 2004)

Non-Executive Directors
S M Wallis
D W Gration
M R B Gatenby (resigned 12 February 2004)
M S Brown (resigned 16 April 2004)
M Peagram (appointed 18 June 2003, resigned 16 April 2004)
G Watts (appointed 2 February 2004)
J Brown (appointed 1 March 2004)
A Atkinson (previously executive director)

Particulars of the interests of the directors in the ordinary shares of the Company are set out in note 5 to the financial statements and their interest in share options are set out in the remuneration report on pages 13 to 19.

Creditor payment policy

It is the Group's policy to agree payment terms with suppliers at the commencement of trading relationships and to abide by those terms. Trade creditors of the Company at 31 March 2004 as reported in note 14 were £593,000 (31 March 2003: £313,000) related mainly to purchases made on behalf of the Group. This represented 74 days of average daily purchases (31 March 2003: 85 days).

Substantial shareholdings

So far as is known to the Company, the only persons who, directly or indirectly, were interested in 3 per cent or more of the Company's share capital at 25 May 2004 were as follows:

	Number of shares	Percentage of Issued capital
Framlington Investment Management Limited	25,079,440	12.07%
Morley Fund Management	15,581,174	7.50%
Insight Investment Management	13,750,805	6.62%
M&G Asset Management	11,200,000	5.39%
Artemis Investment Management	6,596,331	3.18%
Fidelity Investment Services Limited	6,353,732	3.06%

Share capital

Details of shares issued during the year and outstanding options are given in Note 17 to the financial statements.

Research and development

The Group continues to carry out research and development as detailed in the Chief Executive's review. Total research and development expenditure during the year was £3,668,000 (2003: £1,591,000).

Directors' **Report**

Employees

Briefing and consultative procedures exist throughout the Group to keep employees informed on general business issues and other matters of concern. The Company has a policy of offering share options to all eligible employees, subject to availability under the option plan rules.

The Group does not discriminate between employees and prospective employees on grounds of race, religion or gender. Every effort is made to provide the same opportunities to disabled persons as to others and for those employees becoming disabled during their employment.

Charitable and political donations

Charitable donations of £1,300 were made during the year (2003: £785).

Auditors

PricewaterhouseCoopers LLP have expressed their willingness to continue in office as auditors and a resolution to reappoint them will be proposed at the Annual General Meeting.

Annual General Meeting

Explanatory information concerning the resolutions to be proposed at the Annual General Meeting to be held on 22 July 2004 is set out on page 50.

Approved by the Board on 26 May 2004 and signed on its behalf

B M Riley
Secretary

Introduction

This report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002 which introduced new statutory requirements for the disclosure of directors' remuneration in respect of periods ending on or after 31 December 2002. The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the board has applied the Principals of Good Governance relating to directors' remuneration. As required by the Regulations, a resolution to approve the report will be proposed at the Annual General Meeting of the Company at which the financial statements will be approved.

The Regulations require the auditors to report to the Company's members on the "auditable part" of the directors' remuneration report and to state whether in their opinion that part of the report has been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations). The report has therefore been divided into separate sections for audited and unaudited information.

Unaudited Information

Remuneration Committee

The Company has established a Remuneration Committee which is constituted in accordance with the recommendations of the Combined Code. The members of the committee comprised M S Brown (resigned 16 April 2004), M R B Gatenby (resigned 12 February 2004), G Watts (appointed 2 February 2004), J Brown (appointed 1 March 2004), and S M Wallis. The Committee is chaired by D W Gration.

None of the Committee has any personal financial interest (other than as shareholders, convertible loan note holders and share option holders as disclosed later in this report), conflicts of interest arising from cross-directorships or day-to-day involvement in running the business. The Committee makes recommendations to the board. No director plays a part in any discussion about his or her own remuneration.

In determining the directors' remuneration for the year, the Committee consulted A J Heath (Chief Executive) about its proposals. The committee has surveyed its peer group of small biopharmaceutical companies to determine the positioning and structuring of directors' remuneration packages during the year.

Remuneration Policy

Executive remuneration packages are prudently designed to attract, motivate and retain directors of the necessary calibre and to reward them for enhancing value to shareholders. The performance measurement of the executive directors and key members of senior management and the determination of their annual remuneration package is undertaken by the Remuneration Committee. The remuneration of the non-executive directors is determined by the board within limits set out in the Articles of Association.

There are four main elements of the remuneration package for executive directors and senior management:

- Basic salaries and benefits in kind
- Share option schemes
- Bonus scheme
- Pensions

The Company's policy is that a substantial proportion of the remuneration of the executive directors should be performance related. As described below, executive directors may earn annual incentive payments, the maximum of which is between 25% and 50% of their basic salary, together with the benefits of participation in share option schemes.

Executive directors are entitled to accept appointments outside the Company providing that the Chairman's permission is sought. No external appointments which are remunerated are currently held.

(i) Basic salaries and benefits in kind

Basic salaries are determined by the Remuneration Committee prior to the beginning of each year and when an individual changes position or responsibility. In deciding appropriate levels, the committee considers the Group as a whole and takes into account the performance of the individual and the rates for similar positions in comparable companies. Basic salaries were reviewed in March 2004 with increases taking effect from 1 April 2004.

Benefits in kind include permanent health insurance and private medical insurance. Benefits in kind are not pensionable. Directors have the option of the provision of company cars in lieu of salary.

(ii) Share option schemes

The Company operates an approved share option scheme, an unapproved share option scheme and an approved savings related share option scheme for executive directors and employees to motivate those individuals through equity participation in the Company. The Committee has responsibility for supervising the schemes and the grant of options to executive directors under its terms.

Under both the approved and unapproved share option schemes, which are open to all employees, the exercise price of the options granted is equal to the market value of the Company's shares at the time the options are granted. Options issued prior to March 2004 may then be exercised on any date between three and ten years from the date of the grant of the option subject to the Company's share price outperforming the average price of shares in the FTSE All Share Pharmaceuticals and Biotech Index in any three year period commencing on or after the date of grant of the option. The unapproved scheme requires that, for options granted to holders with an aggregate value (at the dates of grant) for all options between four and eight times annual salary, those options may be exercised between five and ten years from the date of grant, subject to meeting the required performance criteria. Prior to December 1999, the approved scheme had a performance criterion requiring an increase in profits above the Retail Prices Index for three consecutive years. The unapproved scheme had performance criteria requiring the completion of a licencing agreement capable of generating at least £5 million in up front and milestone payments, and the achievement of at least £1million in revenues in two consecutive years from such an agreement.

The options granted on 1 March 2004 are subject to revised performance criteria. Performance will be measured after three years from grant. If the total shareholder return of the Company reaches the median of the FTSE All Share Pharmaceuticals and Biotech Index, one third of the shares under option become exercisable, rising on a sliding scale such that all the shares under option become exercisable if the Company's performance is at or above the upper quartile. For options granted to holders with an aggregate value (at the dates of grant) for all executive scheme options of between four and eight times annual salary, performance will be measured after five years. No options are exercisable until the total shareholder return of the Company reaches the median of the FTSE All Share Pharmaceuticals and Biotech Index. Options may then be exercised on a sliding scale with the maximum number of shares being exercisable if the Company's performance is at or above the upper quartile. The Committee must also be satisfied that there has been an improvement in the Company's underlying financial performance over the period.

These performance criteria have been selected to incentivise directors to enhance shareholder value above the Company's peer group.

The Company's policy is to grant options to directors at the discretion of the Committee taking into account individual performance. Grants are phased so as to approach the maximum over a number of years.

The Company also operates an approved savings related option scheme, which is open to all employees. The options may be granted at a discount of up to 20% of market value at the commencement of the employee or director entering the scheme. All grants to date have been made at nil discount.

In addition, A J Heath was granted an option to subscribe for 600,000 ordinary shares at 39p on 22 December 1999. The agreement was structured as an individual option agreement to facilitate the retention of A J Heath as the Chief Executive Officer of the Company. The existing options held by A J Heath had exercise prices significantly in excess of the then current market price and in order to provide A J Heath with sufficient incentive, it was thought appropriate to enter into the option agreement. The terms of the agreement are similar to those of the Unapproved Share Option Scheme. In particular, the option may generally be exercised only between the third and tenth anniversaries of the date of grant, and on the date of exercise, the share price must have outperformed the average of the FTSE All Share Pharmaceuticals and Biotech Index in any preceding three year period. An adjustment may be made to the number of shares under option or the exercise price in the case of a variation in share capital, subject to confirmation by the Auditors that it is in their opinion fair and reasonable. The option lapses if A J Heath leaves the Company voluntarily, and must be exercised within three months if his employment ceases by reason of injury, disability, sickness or redundancy. The agreement confers no pensionable benefits. No amendment may be made to the benefit of A J Heath except with the prior approval of the Company in General Meeting except for minor amendments to benefit the administration of the agreement or to obtain or maintain favorable tax, exchange control or regulatory treatment for A J Heath or any Group Member. No such options have been exercised to date.

(iii) Bonus scheme

The Committee establishes the objectives that must be met for each financial year if a cash bonus is to be paid. Account is taken of the relative success of the different parts of the business for which the executive directors are responsible and the extent to which the strategic objectives of the board are being met. The maximum performance related bonus was 30% to B M Riley, 25% to J C Christie and 50% to A J Heath. A Atkinson was not included within the scheme during his period as executive director. Incentive payments for the year ended 31 March 2004 varied between 17.5% and 35%. This reflects the growth in turnover and achieving profitability whilst maintaining a strong balance sheet.

(iv) Pensions

The Group operates a defined contribution pension scheme for the benefit of executive directors and employees. Their dependants are eligible for a lump sum in the event of death in service. The assets of the pension scheme are held separately from those of the Group. The Committee may make payments to the pension scheme in lieu of bonuses or salary increases, at its discretion.

Performance Graph

The following graph shows the Company's performance, measured by total shareholder return (TSR), compared with the performance of the FTSE All Share Pharmaceuticals and Biotech Index also measured by TSR. TSR is defined as share price growth and reinvested dividend. The FTSE All Share Pharmaceuticals and Biotech Index has been selected for this comparison because it is the index used as the performance criterion for the Company's approved and unapproved share option plans.


140
120
100
80
60
40
20
1999
2000
2001
2002
2003
PROTHERICS — TSR
FTSE ALL SHARE PHARM & BIOTECH — TSR
Source: DATASTREAM

Executive Directors' Contracts

It is the Company's policy that executive directors should have contracts with an indefinite term providing for a maximum of one year's notice by either party. None of the current executive directors are proposed for re-election at the next annual general meeting, having all stood for re-election in the past three years.

Directors' **Remuneration Report**

The details of the executive directors' contracts are summarised in the table below:

	Date of Contract	Notice period (Employee)	Notice period (Company)
J C Christie	21 September 2000	6 months	12 months
A J Heath	6 November 2001	12 months	12 months
B M Riley	13 July 1995	6 months	12 months
A Atkinson (appointed non-executive director on 22 April 2004)	28 April 2000	6 months	12 months

In the event of early termination, the directors' contracts provide for compensation up to a maximum of basic salary for the notice period.

Non-executive Directors

With the exception of M S Brown, who resigned on 16 April 2004, and A Atkinson, who was appointed on 22 April 2004, the non-executive directors have specific terms of engagement. Their remuneration is determined by the board within limits set by the Articles of Association and based upon board surveys of fees paid to non-executive directors of similar companies with similar responsibilities. G Watts and J Brown receive payments under letters of appointment which are terminable by three months notice from either party.

Non-executive directors cannot participate in the Company's approved, unapproved or savings share option schemes, although any existing options held upon appointment can be retained.

The non-executive directors are not eligible to join the Company's pension scheme.

Audited Information

Aggregate Directors' Remuneration

The total amounts for directors' remuneration were as follows:

	2004 £'000	2003 £'000
Emoluments	**815**	711
Money purchase pension contributions	**102**	89
	917	800

Directors' Emoluments

Name of director	Fees/Basic salary £'000	Compensation for loss of office £'000	Benefits in kind £'000	Annual bonuses £'000	**2004 Total £'000**	2003 Total £'000
Executive						
A Atkinson	91	–	–	–	**91**	–
J C Christie	116	–	1	20	**137**	130
A J Heath	169	–	1	73	**243**	212
B M Riley	130	–	1	26	**157**	136
A Rushton	-	–	–	–	**–**	70
Non-executive						
J Brown	2	–	–	–	**2**	–
M S Brown	13	–	–	–	**13**	14
M R B Gatenby	19	5	–	–	**24**	21
D W Gration	27	–	–	–	**27**	26
M Peagram	16	–	–	–	**16**	–
S M Wallis	70	–	31	–	**101**	102
G Watts	4	–	–	–	**4**	–
	657	5	34	119	**815**	711

The fees in respect of A Atkinson include £76,000 (2003: £nil) paid to a company controlled by himself. The fees in respect of S M Wallis and M Peagram include £35,000 and £16,000 paid to their respective management companies (2003: £60,000 and £nil respectively).

Benefits in kind reflect the provision of private healthcare with the exception of S M Wallis for whom a fully expensed car is provided.

M S Brown rents office space at the Group's Nashville premises at a market rental of $17,500 (2003: $16,527) per annum.

A Rushton resigned as a director of the Company on 25 October 2002.

M R B Gatenby resigned as a director of the Company on 12 February 2004.

M S Brown and M Peagram resigned as directors of the Company on 16 April 2004.

Directors Pension Entitlements

Three directors were members of money purchase schemes during the year (2003: four). Contributions made by the Company in respect of such directors were as follows:

	2004	2003
	£'000	£'000
J C Christie	**12**	11
A J Heath	**77**	61
B M Riley	**13**	12
A Rushton	**–**	5
	102	89

Directors' Share Options

Aggregate emoluments do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the directors. On 12 December 2003, D W Gration exercised options over 129,620 ordinary shares at an exercise price of 41.66p at which time the market price was 50.5p per ordinary share. On 21 January 2004, B M Riley exercised options over 72,011 ordinary shares at an exercise price of 41.66p at which time the market price was 58.25p per ordinary share. None of the directors exercised any options during the prior year.

Details of the options for directors who served during the year are as follows:

	At 1 April 2003	Granted	Exercised	Cancelled or expired	**At 31 March 2004**	Exercise price (p)	Exercisable from	to
Approved options								
B M Riley	52,955	–	–	–	**52,955**	68.83	25 Jul 1998	24 July 2005
Unapproved options								
D W Gration	87,110	–	–	87,110	**–**	57.40	20 Aug 1999	19 Aug 2003
D W Gration	129,620	–	129,620	–	**–**	41.66	23 Jan 2001	22 Jan 2004
D W Gration	90,000	–	–	–	**90,000**	46.00	22 Jun 2001	21 Jun 2008
B M Riley	78,011	–	–	78,011	**–**	66.66	19 Jul 1999	18 Jul 2003
B M Riley	72,011	–	72,011	–	**–**	41.66	23 Jan 2001	22 Jan 2004
B M Riley	65,000	–	–	–	**65,000**	46.00	22 Jun 2001	21 Jun 2008
B M Riley	50,000	–	–	–	**50,000**	39.00	22 Dec 2002	21 Dec 2009
B M Riley	120,000	–	–	–	**120,000**	43.50	22 Feb 2004	21 Feb 2011
B M Riley	350,000	–	–	–	**350,000**	39.50	16 Jan 2005	15 Jan 2012
B M Riley	–	200,000	–	–	**200,000**	23.25	20 Jun 2006	19 Jun 2013
B M Riley	–	225,000	–	–	**225,000**	58.50	1 Mar 2007	28 Feb 2014
A Atkinson	–	100,000	–	–	**100,000**	23.25	20 Jun 2006	19 Jun 2013
A Atkinson	–	135,000	–	–	**135,000**	58.50	1 Mar 2007	28 Feb 2014
J C Christie	250,000	–	–	–	**250,000**	39.00	22 Dec 2002	21 Dec 2009
J C Christie	80,000	–	–	–	**80,000**	43.50	22 Feb 2004	21 Feb 2011
J C Christie	250,000	–	–	–	**250,000**	39.50	16 Jan 2005	15 Jan 2012
J C Christie	–	100,000	–	–	**100,000**	23.25	20 Jun 2006	19 Jun 2013
J C Christie	–	150,000	–	–	**150,000**	58.50	1 Mar 2007	28 Feb 2014
A J Heath	116,300	–	–	–	**116,300**	175.00	27 Jan 2000	29 Jun 2008
A J Heath	500,000	–	–	–	**500,000**	43.50	22 Feb 2004	21 Feb 2011
A J Heath	1,000,000	–	–	–	**1,000,000**	39.50	16 Jan 2005	15 Jan 2012
A J Heath	–	300,000	–	–	**300,000**	23.25	20 Jun 2006	19 Jun 2013
A J Heath	–	325,000	–	–	**325,000**	58.50	1 Mar 2009	28 Feb 2014
Savings-related options								
J C Christie	27,000	–	–	–	**27,000**	37.50	1 Apr 2005	31 Oct 2005
Individual	–							
A J Heath	600,000	–	–	–	**600,000**	39.00	22 Dec 2002	21 Dec 2009
Therapeutic Antibodies 1990 Plan								
M S Brown	46,520	–	–	–	**46,520**	US$3.86	1 Oct 1994	30 Sept 2004
M S Brown	104,670	–	–	–	**104,670**	US$5.15	26 Apr 1996	25 Apr 2006
	4,069,197	1,535,000	201,631	165,121	**5,237,445**			

Options issued 1 March 2004 under the unapproved scheme are subject to performance criteria which measure total shareholder return on a sliding scale against the FTSE All Share Pharmaceutical and Biotech Index. Options issued to existing holders with a total aggregate value (at the dates of grant) of up to four times annual salary may be exercised after three years. If the Company is at the median, one third of the shares under option become exercisable, rising on a sliding scale such that all the shares under option become exercisable if the Company's performance is at or above the upper quartile. For options granted to existing holders with a total aggregate value (at the dates of grant) between four and eight times annual salary, performance will be measured after five years. No options are exercisable until the total shareholder return of the Company reaches the median of the FTSE All Share Pharmaceuticals and Biotech Index. Options may then be exercised on a sliding scale with the maximum number of shares being exercisable if the Company's performance is at or above the upper quartile. The Committee must also be satisfied that there has been an improvement in the Company's underlying financial performance over the period.

Under both the approved and unapproved share option schemes, options may be exercised on any date between three and ten years from the date of the grant of the option subject to the Company's share price outperforming the average price of shares in the FT Pharmaceutical Index in any three year period commencing on or after the date of grant of the option. Prior to December 1999, the approved scheme required real growth in earnings per share over three years. Initially, the unapproved scheme, adopted by Proteus International PLC in 1996, prior to the merger with Therapeutic Antibodies Inc. had performance criteria intended for an early stage biotechnology company, relating principally to the successful completion of agreements with milestone payments generating turnover. The board considered that the criteria were not appropriate to the more mature business of Protherics PLC, and, under the scheme rules, adopted the performance conditions approved in December 1999 as likely to be a fairer and more effective incentive. There are no performance criteria under the approved savings option scheme.

The performance criteria for A J Heath's individual option are similar to those of the Unapproved Share Option Scheme. In particular, the option may generally be exercised only between the third and tenth anniversaries of the date of grant, and on the date of exercise, the share price must have outperformed the average of the FTSE Pharmaceuticals Index in any preceding three year period. An adjustment may be made to the number of shares under option or the exercise price in the case of a variation in share capital, subject to confirmation by the Auditors that it is in their opinion fair and reasonable. The option lapses if A J Heath leaves the Company voluntarily, and must be exercised within three months if his employment ceases by reason of injury, disability, sickness or redundancy. The agreement confers no pensionable benefits. No amendment may be made to the benefit of A J Heath except with the prior approval of the Company in General Meeting except for minor amendments to benefit the administration of the agreement or to obtain or maintain favorable tax, exchange control or regulatory treatment for A J Heath or any Group Member.

A J Heath holds options over 116,300 shares under the Protherics PLC plan for ex Therapeutic Antibodies employees. There are no performance criteria under this plan, which mirrors the terms of the Therapeutic Antibodies 1990 plan, from which the options were transferred.

There are no performance criteria for the options held by M S Brown under the Therapeutic Antibodies employees 1990 plan.

The market price of the Company's ordinary shares to which the options relate was 53.25p at 31 March 2004 and fluctuated between 16.5p and 61.75p during the year.

Approval

This report was approved by the board of directors on 26 May 2004 and signed on its behalf:

D W Gration
Chairman Remuneration Committee

Corporate **Governance**

STATEMENT OF APPLICATION OF CORPORATE GOVERNANCE POLICIES AND THE COMBINED CODE

The Board acknowledges the requirements of the Revised Combined Code on Corporate Governance, Published in July 2003, which applies to reporting years beginning on or after 1 November 2003, and the related guidelines produced by Derek Higgs and Sir Robert Smith. The Company has taken steps to apply the revised Combined Code for future reporting periods.

The Board has reviewed the Group's compliance with the provisions of the Principles of Good Governance and Code of Best Practice forming part of the Combined Code, which is incorporated into the Listing Rules of the UK Listing Authority, and the Turnbull Report. This statement explains how the Group has applied the principles of section 1 of the Combined Code and confirms that, save as set out below, it has complied with these provisions throughout the year ended 31 March 2004 and up to the date of this report.

The Board of Directors

The Board currently comprises five non-executive and three executive directors.

J Brown is considered to be the senior independent non-executive director.

Details of directors' service contracts are given in the remuneration report on page 16.

The board ensures that all directors receive appropriate training on appointment and there is an agreed procedure whereby any of the directors may take independent professional advice in the furtherance of their duties at the Company's expense. All directors also have access to the advice and services of the Company Secretary.

Board Meetings

The Board of directors meets at least every alternate month and has a defined schedule of matters reserved for decision by it. It is responsible for overall Group strategy, approval of major capital expenditure projects, and consideration of major financing matters of the Group. It also approves the annual budgets and monitors performance against this budget. The board also considers key appointments within the Group.

The Group's reporting procedures ensure that timely and relevant information is available to all Board members in advance of each meeting.

Election of Directors

A Nomination Committee has been established to recommend the appointment of new directors to the Board. The committee comprises D W Gration, G Watts and J Brown and is chaired by S M Wallis.

The Company's Articles of Association require directors to stand for election by shareholders at the first practical opportunity after their appointment and for re-election every three years.

Directors' Remuneration

The Group's Remuneration Committee comprises S M Wallis, G Watts and J Brown and is chaired by D W Gration. The Committee meets at least once a year to review the Group's policy on directors' remuneration and advise the Board on the salaries and benefits of executive directors.

The Remuneration Report, which includes details of the Group's remuneration policy is set out on pages 13 to 19 of the Annual Report.

Shareholders

The Chairman and Chief Executive Officer are the principal spokesmen for the Group with both institutional and private investors.

The Group maintains a policy of regular contact with its principal institutional shareholders, and the Annual General Meeting is used as an opportunity to communicate with private investors, as is the Group's website which includes announcements and corporate documents.

Audit committee

The Audit Committee, which comprises non-executive directors S M Wallis, D W Gration, G Watts and J Brown acting under written terms of reference, monitors the adequacy of the Group's internal controls. The Committee, which meets three times a year, also reviews accounting policies and financial reporting and discusses with the external auditors the proposed audit programme and the results of the audit of the Group's financial statements. The Committee also considers the independence of the external auditors. The Committee is chaired by G Watts who replaced M R B Gatenby during the year. M S Brown was also a Committee member until his resignation as non-executive director on 16 April 2004.

Internal Control

The directors have overall responsibility for ensuring that the Group maintains a system of internal control to provide them with reasonable assurance that the assets of the Group are safeguarded and that the shareholders' investments are protected. The system includes internal controls covering financial, operational and compliance areas, and risk management. There are limitations in any system of internal control, which can provide reasonable but not absolute assurance with respect to the preparation of financial information, the safeguarding of assets and the possibility of material misstatement or loss.

The Board has considered the guidance provided by the Turnbull report and, during the year to 31 March 2004 and up to the date of this report, reviewed the system of internal controls in place. An assessment of the major risk areas for the business and methods used to monitor and control them was also undertaken. In addition to financial risk, this covered operational, commercial, marketing and research and development risks.

The additional key procedures designed to provide an effective system of internal control are that:

- There is an organisational structure with clearly defined lines of responsibility and delegation of authority.
- Annual budgets are prepared and updated as necessary.
- Management accounts are prepared on a monthly basis and compared to budgets and forecasts to identify any significant variances.
- The Group appoints staff of the required calibre to fulfil their allotted responsibilities.

The Board has considered it inappropriate to establish an internal audit function, given the size of the Group. However, this decision will be reviewed as the operations of the Group develop.

Going concern

After making enquiries, the directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

STATEMENT OF COMPLIANCE WITH THE COMBINED CODE

The directors believe that the Group has complied with the areas of best practice as detailed in the Combined Code, other than for part of the year, only two of the four non-executive directors, S M Wallis and M R B Gatenby, were considered to be independent under the Combined Code according to institutional guidelines. This position was amended on 18 June 2003 when M Peagram joined the board, thereby ensuring the majority of non-executive directors were considered to be independent. Subsequent board changes have ensured that this majority has remained. However, the Board considers that all the non-executive directors who have served the company bring considerable experience, character and independence of judgment to their duties. The directors are therefore of the opinion that non-compliance for part of the year does not prejudice investors' interests and is justifiable given the specific circumstances of the Group.

Consolidated **Profit and Loss Account**

for the year ended 31 March 2004

	Notes	Year ended 31 March 2004 Continuing operations £'000	 Acquired operations £'000	 Total £'000	Year ended 31 March 2003 £'000
Turnover	*2*	**20,882**	**137**	**21,019**	11,270
Cost of sales		**(9,459)**	**(2)**	**(9,461)**	(5,920)
Gross profit		**11,423**	**135**	**11,558**	5,350
Administrative expenses					
Research and development		**(1,733)**	**(1,935)**	**(3,668)**	(1,591)
General & administrative		**(5,595)**	**(268)**	**(5,863)**	(4,363)
		(7,328)	**(2,203)**	**(9,531)**	(5,954)
Goodwill amortisation		**—**	**(782)**	**(782)**	—
Total administrative expenses		**(7,328)**	**(2,985)**	**(10,313)**	(5,954)
Operating profit/(loss)	*2,3*				
Before goodwill amortisation		**4,095**	**(2,068)**	**2,027**	(604)
Goodwill amortisation		**—**	**(782)**	**(782)**	—
Total operating profit/(loss)		**4,095**	**(2,850)**	**1,245**	(604)
Interest receivable				**54**	100
Interest payable	*6*			**(527)**	(95)
Profit/(loss) on ordinary activities before taxation				**772**	(599)
Taxation for the period	*7*			**457**	361
Profit/(loss) on ordinary activities after taxation				**1,229**	(238)
Equity minority interests				**36**	—
Profit/(loss) for the financial year	*18*			**1,265**	(238)
				Pence	Pence
Basic and fully diluted earnings/(loss) per share	*8*			**0.61**	(0.13)
Basic and fully diluted earnings/(loss) per share before goodwill amortisation	*8*			**0.99**	(0.13)

The results for the year ended 31 March 2003 relate to continuing operations.

Consolidated **Statement of Total Recognised Gains and Losses**

for the year ended 31 March 2004

	Group 2004 £'000	 2003 £'000
Profit/(loss) for the financial year	**1,265**	(238)
Currency translation differences on foreign currency equity investments	**623**	435
Total recognised gains in the year	**1,888**	197

The notes on pages 26 to 45 form part of these financial statements.

Good progress has been made in continuing to reduce manufacturing costs

We estimate the potential market, in which we share revenues equally with Altana, to be $80 million. Supplies made in the last financial year suggest that sales are approaching about half of this target, and we are now in a position to develop the market further. One such opportunity is to expand into milder bites, such as those from Copperhead snakes. In the past these bites have not been treated due to the side effect profile of the previously marketed antivenom product.

DigiFab™ – treatment for digoxin overdose

DigiFab™ exceeded our expectations with sales of £6.0 million for the year ending 31 March 2004 (2003: £1.2 million) reflecting the expected strong performance in the second half and including the final milestone payment of £0.3 million from Altana. We believe that we have now replaced GlaxoSmithKline as the market leader in this estimated $30 million market.

Protherics intends to expand sales into Europe, a smaller but significant market, and we have entered into a licensing agreement with Beacon Pharmaceuticals for the marketing of DigiFab™ in Europe. We are planning to submit the DigiFab™ file to the competent authority in the UK in mid 2004 and expect to see the first revenues from Europe in 2005.

ViperaTAb™ – common adder antivenom

Sales for the year ending 31 March 2004 were £0.3 million compared with £0.2 million in the corresponding period in 2003. Our licensing agreement with Swedish Orphan International has been extended to expand sales beyond Scandinavia into the rest of Europe, from which we expect to see a small contribution in the current financial year.

Prion Recognition – Transmissible Spongiform Encephalopathy testing

At £1.4 million, revenues from our licensee, Enfer Scientific Limited, were slightly ahead of the previous period (2003: £1.3 million), as competitive pricing pressure was offset by increasing volumes in Europe. We anticipate growth from this product to come from the US, where a number of companies including Abbott (Enfer's distributor outside Ireland) received approval from the US Department of Agriculture ("USDA") to begin marketing the test. The USDA has yet to fully decide its bovine spongiform encephalopathy (BSE) cattle testing policy, and is under pressure to protect its $1.4 billion export market to Japan, where all slaughtered cattle are currently tested. The US market has the potential to be as large as the European BSE testing market, and we believe Abbott is well placed to win market share in the US.

Recent technological advances hold out the promise of tests that are many times more sensitive than those currently in use. We are in collaboration to link these new approaches to our intellectual property and we filed a new patent in this area earlier in the year. With these heightened levels of sensitivity, the screening of human blood for CJD could be a new and potentially large market.









Chief Executive's Review
(Continued)

R & D pipeline update

Voraxaze™ – for methotrexate toxicity

In January 2004 we announced the first named patient sales of Voraxaze™ through our distributor, IDIS, and we recorded sales of £131,000 for the year ending 31 March 2004. Voraxaze™ is now available on a compassionate use basis in the US, and sold on a named patient basis in the rest of the world.

Protherics has had encouraging pre-BLA (Biological Licensing Application) discussions with the FDA. Improvements to the Voraxaze™ manufacturing process, made by Protherics following the acquisition of Enact, will necessitate further comparability work. Submission is targeted for the current financial year in the US, where the product has been granted Orphan Drug designation so that we are hopeful of an expedited review. Voraxaze™ could receive approval by late 2005.

Voraxaze™ also has Orphan Drug designation in the EU, where we also plan to submit a MAA (Marketing Authorisation Application) in the current financial year.

We are currently in the initial stages of establishing a small, focused sales force to target specialist physicians in the US. This, we believe, optimises value for us and would allow other products to be sold directly by Protherics in the future.

Protherics intends to conduct further clinical studies with Voraxaze™, post initial approval, to expand the use of the product into larger markets.

CytoFab™ – for sepsis from severe infections

A successful end of Phase II meeting with the FDA was held in September 2003, resulting in an agreement that reduces the size, timeframe and cost of the pivotal Phase III study for CytoFab™. In addition, changes to the manufacturing process were agreed with the FDA that will markedly reduce the cost of goods. Significantly, we believe that some of the risks associated with this programme have now been removed, providing us with more partnering options, including biotech-biotech collaborations, which are now being explored.

Angiotensin Vaccine – for high blood pressure

Angiotensin Vaccine has shown clear effects on the renin angiotensin system, which is important in the hormonal regulation of blood pressure, in hypertensive patients. Protherics has initiated a clinical programme to assess improved formulations of Angiotensin Vaccine which incorporate third party proprietary vaccine adjuvants. These new adjuvants have already shown encouraging antibody titres in preclinical models. Prior to outlicensing, we intend to progress the formulation that produces the highest antibody titres into a further study in hypertensive patients in 2005.

Consolidated **Balance Sheet**

at 31 March 2004

	Notes	2004 £'000	2003 £'000
Fixed assets			
Intangible fixed assets	*9*	**9,838**	873
Tangible fixed assets	*10*	**7,473**	5,351
		17,311	6,224
Current assets			
Stock	*12*	**9,745**	7,085
Debtors	*13*	**3,740**	3,269
Deferred taxation asset due beyond one year	*7*	**442**	191
Investments		**1**	–
Cash at bank and in hand		**3,307**	2,756
		17,235	13,301
Creditors:			
Amounts falling due within one year	*14*	**(9,804)**	(8,470)
Net current assets		**7,431**	4,831
Total assets less current liabilities		**24,742**	11,055
Creditors:			
Amounts falling due after more than one year			
6% Convertible unsecured loan notes	*15*	**(7,050)**	–
Other	*15*	**(2,399)**	(717)
		(9,449)	(717)
Net assets		**15,293**	10,338
Capital and reserves			
Called up equity share capital	*17*	**4,155**	3,765
Share premium account	*18*	**66,027**	63,350
Other reserves	*18*	**51,163**	51,163
Profit and loss account	*18*	**(106,052)**	(107,940)
Equity shareholders' funds	*19*	**15,293**	10,338

Approved by the Board on 26 May 2004.
and signed on its behalf by

B M Riley
Director

The notes on pages 26 to 45 form part of these financial statements.

Company **Balance Sheet**
at 31 March 2004

	Notes	2004 £'000	2003 £'000
Fixed assets			
Tangible fixed assets	*10*	**269**	69
Investments in subsidiary undertakings	*11*	**62,357**	66,920
		62,626	66,989
Current assets			
Debtors	*13*	**12,673**	6,530
Investments		**1**	—
		12,674	6,530
Creditors:			
Amounts falling due within one year	*14*	**(5,992)**	(12,800)
Net current assets/(liabilities)		**6,682**	(6,270)
Total assets less current liabilities		**69,308**	60,719
Creditors:			
Amounts falling due after more than one year			
6% Convertible unsecured loan notes	*15*	**(7,050)**	—
Other	*15*	**(31)**	—
		(7,081)	—
Net assets		**62,227**	60,719
Capital and reserves			
Called up equity share capital	*17*	**4,155**	3,765
Share premium account	*18*	**66,027**	63,350
Profit and loss account	*18*	**(7,955)**	(6,396)
Equity shareholders' funds		**62,227**	60,719

Approved by the Board on 26 May 2004.
and signed on its behalf by

B M Riley
Director

The notes on pages 26 to 45 form part of these financial statements.

Consolidated **Cash Flow Statement**

for the year ended 31 March 2004

	Notes	2004 £'000	2004 £'000	2003 £'000	2003 £'000
Net cash inflow/(outflow) from operating activities	*22 (i)*		**639**		(1,723)
Returns on investment and servicing of finance					
Interest received		**54**		100	
Finance lease interest paid		**(56)**		(12)	
Other interest paid		**(345)**		(83)	
Net cash (outflow)/inflow from returns on investments and servicing *of finance*			**(347)**		5
Taxation					
UK Corporation tax received		**26**		582	
Net cash inflow from taxation			**26**		582
Capital expenditure and financial investment					
Payments to acquire tangible fixed assets		**(1,445)**		(1,862)	
Capital grants received		**611**		–	
Proceeds from the sale of tangible fixed assets		**29**		22	
Net cash outflow from capital investment and financial investment			**(805)**		(1,840)
Acquisitions and disposals					
Purchase of business	*24*	**(519)**		–	
Net overdrafts acquired with subsidiary undertaking	*24*	**(812)**		–	
Net cash outflow from acquisitions and disposals			**(1,331)**		–
Net cash outflow before management of liquid resources and financing			**(1,818)**		(2,976)
Financing					
Issue of share capital, net		**3,067**		–	
Repayment of loans	*22 (iii)*	**(492)**		(484)	
Repayment of finance leases and hire purchase agreements	*22 (iii)*	**(201)**		(51)	
Net cash inflow/(outflow) from financing			**2,374**		(535)
Increase/(decrease) in cash during the year	*22 (iii)*		**556**		(3,511)

The notes on pages 26 to 45 form part of these financial statements.

Notes to the **Financial Statements**
for the year ended 31 March 2004

1 Accounting Policies

Basis of accounting:

The financial statements are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards on a basis consistent with the prior year.

Basis of consolidation:

The consolidated financial statements incorporate the financial statements of the Company and all its subsidiaries.

Acquisitions and disposals:

On the acquisition of a business, fair values are attributed to the Group's share of net separable assets. Where the cost of acquisition exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill. Prior to the adoption of Financial Reporting Standard 10, Goodwill and Intangible Assets, goodwill was written off to reserves and has not subsequently been reinstated. Goodwill arising since the adoption of this standard will be capitalised on the balance sheet in the year of acquisition and amortised over its estimated useful life.

The profit or loss on the disposal of a previously acquired business includes the attributable amount of any purchased goodwill relating to that business not previously charged through the profit and loss account.

The results and cash flows relating to each business are included in the consolidated profit and loss account and consolidated cash flow statement from the date of acquisition or up to the date of disposal.

Turnover:

Turnover represents amounts receivable in respect of the sale of goods and services, licence agreements and intellectual property to customers during the year, net of trade discounts given and value added tax. Turnover is partly recognised upon the shipment of products to the distributor with further amounts being recognised in accordance with the contractual terms upon the shipment to the end user. All other income is recognised on a receivable basis.

Research and development expenditure:

Research and development expenditure, including patents developed and registered by the Group, is written off to the profit and loss account in the year in which it is incurred.

Intangible fixed assets:

Goodwill arising on the acquisition of subsidiary undertakings and businesses, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised and written off on a straight line basis over its useful economic life. Provision is made for any impairment.

Patents acquired, including associated acquisition costs, are accounted for at cost on acquisition and are amortised in equal annual amounts over their estimated useful economic lives (8 years).

Tangible fixed assets:

Cost of tangible fixed assets includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use.

Depreciation of tangible fixed assets is provided to write off the cost, on a straight line basis, over their estimated useful lives. The annual rates used are as follows:

Buildings and improvements	5% to 10%
Plant	10% to 15%
Computer equipment and software	20% to 33%
Fixtures, fittings and motor vehicles	20% to 25%

Freehold land is not depreciated.

Gross interest costs relating to major tangible fixed assets under construction are included in the cost of such assets and are depreciated as part of the total cost. Interest is capitalised at rates attached to specific loans taken out to fund the asset during the period of construction.

Investments:

Investments held as fixed assets are stated at cost less provision for any impairment in value.

Stocks:

Stocks are valued at the lower of cost and net realisable value. Cost comprises materials, direct labour and a share of production overheads appropriate to the relevant stage of production. Net realisable value is determined at the balance sheet date on commercially saleable products based on estimated selling price less all further costs to completion and all relevant marketing, selling and distribution costs. Research and development stocks are fully provided for in the profit and loss account for the year, and are reinstated as appropriate if the related products are brought into commercial use.

Deferred taxation:

Deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax is not provided on unremitted earnings of subsidiaries and associates where there is no commitment to remit these earnings. Deferred tax assets are recognised to the extent that it is regarded as more likely than not they will be recovered. Deferred tax assets and liabilities are not discounted.

Foreign currencies:

Assets and liabilities of subsidiaries in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial year and the results of foreign subsidiaries are translated at average rates of exchange for the year. Differences on exchange arising from the retranslation of the opening net investment in subsidiary companies, and from the translation of the profits and losses of those companies at average rates, are taken to reserves and are reported in the statement of total recognised gains and losses.

The principal exchange rates used for translation of foreign currencies were as follows:

	2004		2003	
	Average	**Year end**	Average	Year end
US dollar	**1.688**	**1.844**	1.545	1.580
Australian dollar	**2.437**	**2.408**	2.748	2.619

Assets, liabilities, revenues and costs expressed in foreign currencies are translated into sterling at rates of exchange ruling on the date on which transactions occurred, except for monetary assets and liabilities which are translated at the rate ruling at the balance sheet date. Differences arising on the retranslation of such items are dealt with in the profit and loss account with the exception of differences arising upon translation of balances which are considered to be as permanent as equity which are taken to reserves.

Leasing:

Assets acquired under finance leases are capitalised at their fair value on the inception of the lease. Depreciation on leased assets is calculated to write off this amount on a straight line basis over the shorter of the lease term and the useful life of the assets. Rentals payable are apportioned between the finance charge and a reduction of the outstanding obligation for future amounts payable so that the charge for each accounting period is a constant percentage of the remaining balance of the capital sum outstanding.

Rentals payable under operating leases are charged on a straight line basis over the term of the lease.

Grants:

Grants are taken to deferred income and are released to the profit and loss account in appropriate installments relating to the type and nature of expenditure they are intended to fund.

Pensions:

The Group operates a defined contribution pension scheme for all members of staff who wish to participate. The funds of the scheme are administered by trustees and are independent of the Group's finances. The Group's contributions are charged against profits on an accruals basis, in the period to which they relate.

Share options:

The Group grants share options to directors and employees. When the options are exercised, the proceeds received net of any transaction cost are credited to share capital (par value) and share premium.

The Group operates an approved savings related option scheme which allow for the grant of share options for a discount to the market price at the date of the grant. The Group has made use of the exemption under UITF Abstract 17 not to recognise any charge in respect of these options.

Financial instruments:

The Group uses derivative instruments in the form of forward foreign exchange contracts to reduce exposure to foreign exchange risks. Gains or losses arising on these contracts are deferred and recognised in the profit and loss account only when the hedged transaction has itself been reflected in the Group's financial statements.

The Group excludes all short-term debtors and creditors from its derivatives and financial instrument disclosures (other than those on currency risk relating to monetary assets and liabilities).

Loans are recorded at their net proceeds upon issue. Costs of issue are amortised over the period of the instrument.

2 Segmental Information

The turnover, net assets and profit/(loss) on ordinary activities are attributable to the principal activity of the Group, that being the research, development, manufacture and sale of pharmaceutical products and potential drugs for use in the treatment of human diseases. The Group operates in the United Kingdom, United States of America and Australia and its turnover, operating loss and net assets by geographical origin are as follows:

	External turnover £'000	**Inter segment turnover £'000**	**Total 2004 £'000**	External turnover £'000	Inter Segment turnover £'000	Total 2003 £'000	**Operating (loss)/profit 2004 £'000**	Operating (loss)/profit 2003 £'000
United Kingdom	**1,519**	**13,596**	**15,115**	1,301	9,165	10,466	**(1,700)**	(905)
United States	**19,438**	**470**	**19,908**	9,926	–	9,926	**2,899**	(64)
Australia	**62**	**3,783**	**3,845**	43	2,328	2,371	**46**	365
	21,019	**17,849**	**38,868**	11,270	11,493	22,763	**1,245**	(604)

All the acquired operations originated in the United Kingdom. The acquired elements of external and inter segment turnover were £137,000 (2003: £nil) and £nil (2003: £nil) respectively.

Net assets by geographical origin are as follows:

	Net operating assets £'000	**Net cash/ (debt) £'000**	**Net assets/ (liabilities) 2004 £'000**	Net operating assets £'000	Net cash/ (debt) £'000	Net assets/ (liabilities) 2003 £'000
United Kingdom	**23,359**	**(6,079)**	**17,280**	11,935	1,777	13,712
United States	**(4,626)**	**44**	**(4,582)**	(5,743)	(184)	(5,927)
Australia	**2,980**	**(385)**	**2,595**	2,558	(5)	2,553
	21,713	**(6,420)**	**15,293**	8,750	1,588	10,338

An analysis of turnover by geographical destination is as follows:

	Continuing operations £'000	**Acquired operations £'000**	**Total 2004 £'000**	Continuing Operations £'000	Acquired Operations £'000	Total 2003 £'000
United Kingdom	**20**	**137**	**157**	54	–	54
Rest of Europe	**1,588**	**–**	**1,588**	1,503	–	1,503
North America	**18,993**	**–**	**18,993**	9,669	–	9,669
Rest of the world	**281**	**–**	**281**	44	–	44
	20,882	**137**	**21,019**	11,270	–	11,270

An analysis of profit/(loss) on ordinary activities before taxation has not been presented as the directors consider the analysis of operating profit/(loss) to be more meaningful. A reconciliation of operating profit/(loss) and profit/(loss) on ordinary activities before taxation is given in the consolidated profit and loss account.

3 Operating Profit/(Loss)

The operating profit/(loss) is stated after charging/(crediting):

	2004 £'000	2003 £'000
Depreciation – owned assets	**1,114**	882
Depreciation – leased assets	**114**	15
Amortisation – goodwill	**782**	–
Amortisation – other intangible assets	**120**	128
Auditors' remuneration		
Audit	**73**	65
Other services	**108**	165
Operating leases – hire of plant & equipment	**32**	46
Operating leases – other	**561**	437
Loss/(profit) on disposal of tangible fixed assets	**125**	(2)
Release of deferred grant income	**(77)**	(101)
Staff costs (see note 4)	**6,853**	5,004

The audit fee relating to the parent company amounted to £13,500 (2003: £13,000).

In addition to the fees disclosed above, the auditors received £49,000 in relation to the acquisition of Enact Pharma PLC and the associated cash placing and open offer. The auditors will also receive fees in relation to audit and taxation services provided to Enact Pharma PLC for the period prior to its acquisition by the company of £6,000 and £12,000 respectively.

A more detailed analysis of auditors' remuneration on a worldwide basis is provided below:

	2004		2003	
	£'000	**%**	£'000	%
Services as auditors				
– Statutory accounts	**79**	**31.9**	65	28.3
– US regulatory	**27**	**10.9**	20	8.7
	106	**42.8**	85	37.0
Further assurance services				
– Tax compliance	**43**	**17.4**	23	10.0
– Other	**10**	**4.0**	18	7.8
	53	**21.4**	41	17.8
Tax advisory services	**40**	**16.1**	94	40.9
Other non-audit services	**49**	**19.7**	10	4.3
	248	**100.0**	230	100.0

4 Staff Costs

The average number of persons, including directors, employed by the Group during the year was:

	2004 Number	2003 Number
Management	**32**	25
Administration	**24**	15
Research and production	**163**	133
	219	173

Their total remuneration was:

	2004 £'000	2003 £'000
Salaries	**5,865**	4,343
Social security costs	**503**	327
Pension costs	**485**	334
	6,853	5,004

Pension contributions of £6,000 (2003: £5,000) were included in accruals at the year end.

5 Directors' Remuneration and Interests in Shares and Share Options

A Directors' Remuneration

Details of directors' remuneration for the year are provided in the audited part of the Directors' Remuneration report on pages 16 to 19 .

B Interests in Ordinary Shares and Convertible Loan Notes

The directors' interests in the ordinary shares of the Company at 31 March 2004 were as follows:

	Ordinary Shares		**6% Convertible Loan Notes**	
	31 March 2004 Number	31 March 2003 Number	**31 March 2004 £**	31 March 2003 £
M S Brown	**2,964,523**	3,167,317	**–**	–
S M Wallis	**457,931**	436,125	**60,606**	–
A J Heath	**314,999**	300,000	**24,242**	–
D W Gration	**42,941**	40,897	**–**	–
B M Riley	**27,291**	14,814	**15,151**	–
J C Christie	**1,221**	1,163	**–**	–
A Atkinson	**–**	–	**682,162**	–
M Peagram	**–**	–	**297,157**	–
G Watts	**–**	–	**–**	–
J Brown	**–**	–	**–**	–
	3,808,906	3,960,316	**1,079,318**	–

All directors' interests in ordinary shares are beneficial, with the exception of 758,223 ordinary shares (2003: 758,223) held by M S Brown.

As at 26 May 2004, being the latest practicable date before the signing of these accounts, there were no changes to the directors' interests in ordinary shares.

M S Brown and A J Heath held warrants to subscribe for nil (2003: 29,075) and nil (2003: 14,538) ordinary shares respectively, at $2.07 per share. The warrants expired on 15 June 2003.

C Share Options

Details of directors' share options are provided in the Directors Remuneration Report on pages 13 to 19.

D Directors' Transactions

The assets and liabilities acquired in the purchase of Enact Pharma PLC on 18 June 2003 (see note 24) included unsecured loans with directors A Atkinson and M Peagram and carried an interest rate of 30% per annum with a minimum guaranteed return of 10% on repayment. These loans were repaid on 30 June 2003. The loan principal and interest subsequently paid to the directors were as follows:

	Principal	Interest
	£	£
A Atkinson	**5,000**	542
M Peagram	**140,000**	14,219

M Peagram also received £15,000 after the acquisition of Enact Pharma PLC in relation to services provided to that company prior to the acquisition.

The Company also rents office accommodation from, and has administration services provided by Chimaeron Limited, a company in which A Atkinson has a controlling interest. Rent charged and other services provided in the year to 31 March 2004 amounted to £21,375 and £4,811 respectively (2003: £nil and £nil respectively).

During the year, the company assigned certain intellectual property to a company in which A Atkinson is a director and is in a position to exercise significant influence for nil consideration although, should this company succeed in raising funds to research and develop commercial products from this intellectual property, Protherics PLC will receive a 2% equity stake and royalties on any future revenues from products derived. The directors of Protherics PLC had assigned no value to this intangible asset and therefore consider this transaction to be at an arms length valuation.

6 Interest Payable

	2004	2003
	£'000	£'000
Finance lease and hire purchase agreements	**56**	12
Bank loans and overdrafts	**36**	3
6% convertible loan note	**337**	–
Amortisation of 6% convertible loan notes issue costs	**18**	–
Notes payable to South Australian Minister for Primary Industries	**29**	39
Other	**51**	41
	527	95

7 Taxation

	2004	2003
	£'000	£'000
Current Taxation		
UK Corporation tax credit for the current year	**252**	170
Adjustment in respect of prior years		
– UK Corporation tax	**(62)**	–
Total current taxation	**190**	170
Deferred Taxation		
Increase in estimate of recoverable deferred tax asset	**267**	191
	457	361

The tax credit arising in the current and prior year was as a result of research and development expenditure claimed under the Finance Act 2000. No corporation tax charge arose in the current year due to the utilisation of losses brought forward from previous years.

The weighted average standard rate of current tax for the year based on the average rate of corporation tax to the Group is 30.5% (2003: 31.4%). The actual charge for the current and previous year differs from the standard rate for the reasons set out in the following reconciliation:

	2004	2003
	£'000	£'000
Profit/(loss) on ordinary activities before tax	**772**	(599)
Tax on profit/(loss) on ordinary activities at standard rate	**235**	(188)
Factors affecting credit for the period:		
Timing differences between capital allowances and depreciation	**134**	(39)
Other timing differences	**120**	(419)
Other expenditure not deductible for tax purposes	**47**	17
Additional tax credit for research and development expenditure incurred	**(87)**	(128)
Lower rate of tax on research and development credits surrendered	**70**	13
(Utilisation of)/addition to losses carried forward	**(771)**	574
Adjustments to tax charge in respect of prior years	**62**	–
Total actual amount of current tax	**(190)**	(170)

A deferred tax asset of £442,000 has been recognised at 31 March 2004 (2003: £191,000). This asset, which relates to trading losses incurred in Australia and the United States, has been recognised in the financial statements following the development of the Group's products during the past year and the directors are of the opinion, based on recent and forecast trading, that the level of profits in both Australia and the United States in the forthcoming years will lead to the realisation of this asset.

The deferred tax asset recognised is set out in the following reconciliation:

	£'000
At 1 April 2003	191
Credited to the profit and loss account	267
Exchange adjustment	(16)
At 31 March 2004	**442**

In addition to the losses on which a deferred tax asset has been recognised, the Group has additional taxable losses in the United Kingdom, Australia and the United States which arose as a result of the research and development incurred during the start-up of the Group's activities. These losses are available for offset against future taxable profits in these territories. A deferred tax asset has not been recognised in respect of these losses and other timing differences since the Group does not anticipate generating sufficient taxable profits to utilise these losses within the immediate future and consequently the recoverability of the deferred tax asset is uncertain. The total amount of deferred tax assets not recognised, measured at a weighted average standard rate of 30.5%, is approximately £20 million (2003: approximately £22 million at 31.4%).

At 31 March 2004 the Group had tax losses, subject to the agreement of the Taxation Authorities, of approximately £68 million (2003: £70 million) available for offset against future taxable profits of the same trade. Of these losses, approximately £23 million (2003: £34 million) relates to Protherics Inc., and of these, the use of £13 million is restricted to US$1.5 million per year.

8 Earnings/(loss) per Share

Basic earnings/(loss) per share is based on attributable profits of £1,265,000 (2003: attributable losses of £238,000) and a weighted average number of shares in issue during the year of 206,355,558 (2003: 190,364,364). The weighted average number of shares in issue for the twelve months ended 31 March 2003 has been adjusted for the cash placing and open offer during the current year in accordance with Financial Reporting Standard 14, Earnings per share. This has had no effect on the loss per share previously reported.

Fully diluted profit per share is based on attributable profits of £1,265,000 and on the weighted average number of shares in issue during the period of 207,078,267. Losses per share were anti-dilutive in the year ended 31 March 2003.

Supplementary earnings per share has been calculated to exclude the effect of goodwill amortisation. This adjusted number has been provided in order that the effects of goodwill amortisation, which is a significant non cash charge in the profit and loss account, can be more easily identified.

	2004	2003
	£'000	£'000
Profit/(loss) for the year retained for equity shareholders	**1,265**	(238)
Add back: goodwill amortisation (2004: 0.38 pence per share, 2003: nil pence per share)	**782**	–
	2,047	(238)

9 Intangible Fixed Assets

	Patents	Goodwill	Total
Group	£'000	£'000	£'000
Cost			
At 1 April 2003	1,026	–	1,026
Translation	(147)	–	(147)
Additions (note 24)	–	9,981	9,981
At 31 March 2004	**879**	**9,981**	**10,860**
Amortisation			
At 1 April 2003	153	–	153
Translation	(33)	–	(33)
Charge for the year	120	782	902
At 31 March 2004	**240**	**782**	**1,022**
Net book value			
31 March 2004	**639**	**9,199**	**9,838**
31 March 2003	873	–	873

The goodwill arising on the acquisition of Enact Pharma PLC is being amortised on a straight line basis over 10 years being the period over which the directors estimate that the values of the underlying businesses acquired are expected to exceed the value of the underlying assets.

10 Tangible Fixed Assets

Group	Land & buildings £'000	Plant & machinery £'000	Furniture, fixtures & equipment £'000	Total £'000
Cost				
At 1 April 2003	4,650	5,430	1,842	11,922
Reclassification	–	339	(339)	–
Additions	541	1,868	892	3,301
Acquisition of subsidiary undertaking	–	32	23	55
Disposals	–	(272)	(116)	(388)
Translation	94	106	41	241
At 31 March 2004	**5,285**	**7,503**	**2,343**	**15,131**
Depreciation				
At 1 April 2003	2,650	3,023	898	6,571
Reclassification	–	21	(21)	–
Charge for the year	350	618	260	1,228
Disposals	–	(156)	(78)	(234)
Translation	32	45	16	93
At 31 March 2004	**3,032**	**3,551**	**1,075**	**7,658**
Net book value				
31 March 2004	**2,253**	**3,952**	**1,268**	**7,473**
31 March 2003	2,000	2,407	944	5,351

Land & Buildings comprise:	**2004 £'000**	2003 £'000
Freehold	**1,452**	1,313
Short Leasehold	**801**	687
	2,253	2,000

Plant and machinery includes cost of £1,737,000 (2003: £381,000) in respect of assets in the course of construction.

The net book value of tangible fixed assets includes £2,127,000 (2003: £302,000) in respect of assets held under finance lease and hire purchase agreements. Depreciation for the year on those assets was £114,000 (2003: £15,000).

The net book value of tangible fixed assets includes capitalised interest of £68,000 (2003: £114,000). No interest was capitalised in the year and depreciation for the year amounted to £46,000 (2003: £44,000).

Company	Land & buildings £'000	Plant & machinery £'000	Total £'000
Cost			
At 1 April 2003	42	84	126
Additions	–	260	260
Disposals	–	(41)	(41)
At 31 March 2004	**42**	**303**	**345**
Depreciation			
At 1 April 2003	42	15	57
Charge for the year	–	29	29
Disposals	–	(10)	(10)
At 31 March 2004	**42**	**34**	**76**
Net book value			
31 March 2004	**–**	**269**	**269**
31 March 2003	–	69	69

11 Investments in Subsidiary Undertakings

Company	Shares £'000	Long term Loans £'000	Total £'000
Cost			
At 1 April 2003	1,652	65,516	67,168
Additions (note 24)	8,277	–	8,277
Net amounts repaid during the year	–	(12,840)	(12,840)
At 31 March 2004	**9,929**	**52,676**	**62,605**
Provision at 31 March 2004 and 1 April 2003	**(119)**	**(129)**	**(248)**
Net Book Value			
31 March 2004	**9,810**	**52,547**	**62,357**
31 March 2003	1,533	65,387	66,920

Details of subsidiary undertakings, all of which are consolidated, and are registered in England and Wales, unless noted, are as follows:

	% of ordinary shares held	Status
Direct holdings		
Protherics Molecular Design Limited	100	trading
Protherics Inc, (formerly Therapeutic Antibodies Inc.)	100	trading (incorporated in Delaware USA)
Proteus Biotechnology Limited	100	dormant
Enact Pharma PLC	100	trading
Genethics Limited	76	dormant
Indirect holdings		
Protherics UK Limited	100	trading
Protherics Australasia Pty Limited	100	trading (incorporated in Australia)
Protherics Utah Inc	100	trading (incorporated in Delaware USA)
Enzacta R&D Limited	98.8	dormant
Enzacta Limited	98.8	dormant
Kymed GB Limited	100	dormant
De Montfort Biopharma Limited	100	dormant
TAb (Wales) Limited	100	dormant
TAb (London) Limited	100	dormant
Polyclonal Antibodies Limited	100	dormant
Protherics Services pty Limited	100	dormant

All of the trading subsidiaries are engaged in the research, development, manufacture and sale of pharmaceutical products and potential drugs for use in the treatment of human diseases.

12 Stocks

	Group	
	2004	2003
	£'000	£'000
Raw materials and consumables	**998**	1,027
Work in progress	**8,686**	6,034
Finished goods	**61**	24
	9,745	7,085

13 Debtors

	Group		Company	
	2004	2003	**2004**	2003
	£'000	£'000	**£'000**	£'000
Amounts falling due within one year:				
Trade debtors	**2,459**	2,531	**–**	–
Amounts owed by Group undertakings	**–**	–	**12,349**	6,447
Other debtors	**227**	215	**–**	–
Taxation recoverable	**307**	88	**–**	–
Prepayments and accrued income	**747**	435	**324**	83
	3,740	3,269	**12,673**	6,530

14 Creditors – amounts falling due within one year

	Group		Company	
	2004	2003	**2004**	2003
	£'000	£'000	**£'000**	£'000
Bank loans and overdrafts	**172**	–	**9**	7
Notes payable to South Australian Minister for Primary Industries (note 15)	**130**	110	**–**	–
Other loans	**198**	266	**–**	–
Obligations under finance lease and hire purchase agreements (note 15)	**456**	75	**25**	–
Trade creditors	**2,497**	1,649	**593**	313
Amounts owed to Group undertakings	**–**	–	**4,756**	12,160
Other taxation and social security	**127**	97	**147**	104
Other creditors	**125**	494	**–**	2
Accruals	**1,925**	1,050	**462**	214
Deferred income	**4,174**	4,729	**–**	–
	9,804	8,470	**5,992**	12,800

15 Creditors – amounts falling due after more than one year

	Group		Company	
	2004	2003	**2004**	2003
	£'000	£'000	**£'000**	£'000
Loans:				
6% Convertible unsecured loan notes	**7,050**	–	**7,050**	–
Notes payable to South Australian Minister for Primary Industries	**208**	306	**–**	–
Bank loans	**54**	–	**–**	–
Other	**–**	231	**–**	–
	7,312	537	**7,050**	–
Obligations under finance lease and hire purchase agreements	**1,459**	180	**31**	–
Deferred income	**678**	–	**–**	–
	9,449	717	**7,081**	–
Repayment of loans and overdrafts:				
In one year or less, or on demand	**500**	376	**9**	7
In more than one year, but not more than two years	**229**	351	**–**	–
In more than two years, but not more than five years	**–**	156	**–**	–
In more than five years	**7,083**	30	**7,050**	–
	7,812	913	**7,059**	7

Obligations under finance leases and hire purchase agreements bear interest at normal commercial rates and fall due as follows:

	Group		Company	
	2004	2003	**2004**	2003
	£'000	£'000	**£'000**	£'000
Less than one year	**456**	75	**25**	–
Within one to two years	**448**	77	**28**	–
Within two to five years	**1,011**	103	**3**	–
	1,915	255	**56**	–

Interest on the 6% convertible unsecured loan notes is payable twice annually in arrears. If not previously repaid, converted or repurchased, the loan notes will be repaid at par on 19 June 2010. The loan notes are convertible at 25p per ordinary share, at the holders option, from the earlier of 19 December 2004, or such date that the Company has received FDA marketing approval for Voraxaze™ but in any event no earlier than June 19, 2004. The terms of the loan notes permit the Company to repurchase the loan notes at any time by tender (available to all holders alike) or by privately negotiated transactions with individual holders at any price.

The notes payable to the South Australian Minister for Primary Industries (the Minister) are secured on buildings and equipment of Protherics Australasia Pty Limited. Repayment is in equal annual installments, with the final installment due in August 2007. The interest rate is variable at the discretion of the Minister and is payable annually.

The Welsh Development Agency has a legal charge over certain buildings, plant and equipment securing grants received amounting to £33,000.

The other loans are secured upon the patent shown in the consolidated balance sheet and are repayable by monthly installments, the final being due in January 2005. The interest rate is variable and reset quarterly based upon the lower of 7% and the Prime lending rate in the United States.

16 Deferred Taxation

A provision for deferred taxation is not required and there is no potential liability for deferred taxation (2003: £nil).

17 Share Capital

	Group and Company 2004		Group and Company 2003	
	No. Shares	**£'000**	No. Shares	£'000
Authorised				
Ordinary shares of 2p each	**313,500,000**	**6,270**	300,000,000	6,000
Allotted, called-up and fully paid				
Ordinary shares of 2p each	**207,750,086**	**4,155**	188,232,913	3,765

During the year the company allotted 18,802,484 ordinary shares with a nominal value of £376,050 in the cash placing and open offer initiated in conjunction with the acquisition of Enact Pharma PLC. The consideration received in relation to this transaction was £3,008,000 with issue expenses of £209,000 being charged to reserves. In addition, warrants and options have been exercised over 714,689 ordinary shares with a nominal value of £14,294 for a total consideration of £268,000.

At 31 March 2004 there were no unexercised warrants (2003: 887,008 ordinary shares), however there are unexercised warrants for 932,500 ordinary shares in Enact Pharma PLC, a company acquired during the current year, which expire between 31 December 2004 and 9 July 2012 and are exercisable at prices between 25p and 60p per share. Should these be exercised, the company is entitled to repurchase these shares by issuing £17.05 6% convertible loan notes per 100 Enact Pharma PLC ordinary shares. The terms of these loan notes are disclosed in note 15 to the accounts.

Details of outstanding share options are as follows:

Date exercisable	At 1 April 2003	Granted	Exercised	Cancelled or expired	**At 31 March 2004**	Exercise price (p)
Individual unapproved						
22 Dec 2002 to 21 Dec 2009	600,000	–	–	–	**600,000**	39.00
9 July 2002 to 8 July 2010	25,000	–	–	–	**25,000**	40.00
9 July 2002 to 8 July 2010	15,000	–	–	–	**15,000**	25.00
9 July 2002 to 31 May 2007	3,850	–	–	–	**3,850**	US$6.00
Approved scheme						
21 July 1997 to 20 July 2004	23,535	–	–	–	**23,535**	154.66
25 July 1998 to 24 July 2005	52,955	–	–	–	**52,955**	68.83
28 Jan 2003 to 27 Jan 2010	64,475	–	–	–	**64,475**	37.50
28 Feb 2004 to 27 Feb 2011	343,000	–	–	2,000	**341,000**	43.50
Unapproved scheme						
19 July 1999 to 18 July 2003	248,250	–	–	248,250	**–**	66.66
20 Aug 1999 to 19 Aug 2003	87,110	–	–	87,110	**–**	57.40
23 Jan 2001 to 22 Jan 2004	297,646	–	296,646	1,000	**–**	41.66
20 Jan 2001 to 19 Jan 2004	6,751	–	–	6,751	**–**	76.84
22 June 2001 to 21 June 2008	275,000	–	–	–	**275,000**	46.00
23 Dec 2001 to 22 Dec 2005	10,305	–	–	–	**10,305**	45.00
22 Dec 2002 to 21 Dec 2009	540,000	–	–	–	**540,000**	39.00
27 Jan 2003 to 26 Jan 2010	87,909	–	–	–	**87,909**	37.50
2 Aug 2003 to 1 Aug 2010	2,908	–	–	–	**2,908**	28.50
22 Feb 2004 to 21 Feb 2011	1,430,000	–	–	–	**1,430,000**	43.50
16 Jan 2005 to 15 Jan 2012	2,369,000	–	–	–	**2,369,000**	39.50
9 July 2005 to 8 July 2012	500,000	–	–	–	**500,000**	25.00
14 Jan 2006 to 13 Jan 2013	100,000	–	–	–	**100,000**	21.00
20 Jun 2006 to 19 Jun 2013	–	1,250,000	–	–	**1,250,000**	23.25
24 Jun 2006 to 23 Jun 2013	–	30,000	–	–	**30,000**	23.00
1 Mar 2007 to 28 Feb 2014	–	1,240,000	–	–	**1,240,000**	58.50
1 Mar 2009 to 28 Feb 2014	–	325,000	–	–	**325,000**	58.50
Savings related options						
1 Oct 2003 to 31 Mar 2004	47,260	–	47,260	–	**–**	36.50
1 Apr 2003 to 31 Oct 2003	75,426	–	11,883	63,543	**–**	37.50
1 Apr 2005 to 31 Oct 2005	96,300	–	–	–	**96,300**	37.50
Protherics PLC option plan for Therapeutic Antibodies employees						
27 Jan 2000 to 29 June 2008	166,222	–	–	–	**166,222**	156.0 to 312.0
	7,467,902	2,845,000	355,789	408,654	**9,548,459**	

Therapeutic Antibodies former employees and consultants

In addition to the above, options over up to 546,197 shares (2003: 577,714) previously held under the Therapeutic Antibodies 1990 Plan may be granted upon request by Therapeutic Antibodies former employees and consultants under the terms of the Merger Agreement dated 20 May 1999. Option prices range from $3.87 to $6.99 per share and may be exercised at various dates from 29 April 1994 to 15 Dec 2006.

M Brown Options

In addition to the above, M Brown holds options over 46,520 ordinary shares at $3.86 per share and 104,670 ordinary shares at $5.15 per share under the Therapeutic Antibodies 1990 plan. Full details have been provided in the remuneration report on page 19.

Share options in Enact Pharma PLC

In addition to the above, options over 537,852 ordinary shares in Enact Pharma PLC, a company acquired in the current year, may be exercised at 20p per Enact Pharma PLC ordinary share between 9 January 2005 and 8 January 2012. Should these be exercised, the company is entitled to repurchase these shares by issuing £17.05 6% convertible loan notes per 100 Enact Pharma PLC ordinary shares. The terms of these loan notes are disclosed in note 15 to the accounts.

18 Reserves

	Group and Company Share Premium £'000	Group Merger Reserve £'000	Profit and Loss account Group £'000	Profit and Loss account Company £'000
At 1 April 2003	63,350	51,163	(107,940)	(6,396)
Exchange movement	–	–	623	–
Issue of shares	2,677	–	–	–
Retained profit/(loss) for the year	–	–	1,265	(1,559)
At 31 March 2004	**66,027**	**51,163**	**(106,052)**	**(7,955)**

Goodwill on acquisition written off in prior periods amounts to £1,909,000. In accordance with section 230 (1-4) of the Companies Act 1985, a separate profit and loss account for the Company is not presented. Of the retained profit for the year of the Group, losses of £1,559,000 have been dealt with in the accounts of the Company.

19 Reconciliation of Movement in Equity Shareholders' Funds

	Group	
	31 March 2004 £'000	31 March 2003 £'000
Profit/(loss) for the financial year	**1,265**	(238)
Issue of shares	**3,276**	–
Expenses of equity share issues	**(209)**	–
Currency translation differences on foreign currency equity investments	**623**	435
Net increase in shareholders' funds	**4,955**	197
Opening shareholders' funds	**10,338**	10,141
Closing shareholders' funds	**15,293**	10,338

20 Capital Commitments

At 31 March 2004 the Group had capital commitments of £378,000 (2003: £356,000) contracted but not provided for.

21 Financial Commitments

At 31 March 2004 the Group had the following annual commitments in respect of operating leases which expire:

	Property		Other	
	2004 £'000	2003 £'000	**2004 £'000**	2003 £'000
Within one year	**135**	83	**11**	9
Within two to five years	**439**	51	**9**	20
	574	134	**20**	29

22 Notes to the Consolidated Cash Flow Statement

(i) Reconciliation of operating loss to net cash inflow/(outflow) from operating activities

	31 March 2004 £'000	31 March 2003 £'000
Operating profit/(loss)	**1,245**	(604)
Depreciation and amortisation	**2,130**	1,025
Loss/(profit) on disposal of tangible fixed assets	**125**	(2)
Deferred grant income	**(77)**	(101)
Grant received	**31**	122
Increase in stocks	**(2,583)**	(3,092)
Increase in debtors	**(478)**	(1,677)
Increase in creditors	**246**	2,606
Net cash inflow/(outflow) from operating activities	**639**	(1,723)

(ii) Reconciliation of net cash flow to movement in net funds/(debt)

	31 March 2004 £'000	31 March 2003 £'000
Increase/(decrease) in cash	**556**	(3,511)
Cash outflow from financing	**693**	535
Increase/(decrease) in net funds resulting from cash flows	**1,249**	(2,976)
6% Convertible unsecured loan notes issued	**(7,050)**	—
New finance lease and hire purchase agreements	**(1,857)**	(89)
Debt acquired with acquired businesses	**(356)**	—
Foreign exchange differences	**6**	(21)
(Decrease) in net funds in the year	**(8,008)**	(3,086)
Net funds brought forward	**1,588**	4,674
Net (debt)/funds carried forward	**(6,420)**	1,588

(iii) Analysis of net funds/(debt)

	At 1 April 2003 £'000	Cashflow £'000	Acquisitions £'000	Non-cash changes £'000	Foreign exchange differences £'000	**At 31 March 2004 £'000**
Cash at bank and in hand	2,756	556	—	—	(5)	**3,307**
Loans—amounts falling due in less than one year	(376)	155	(285)	—	6	**(500)**
Loans—amounts falling due in more than one year	(537)	337	(71)	(7,050)	9	**(7,312)**
Obligations under finance lease and hire purchase agreements	(255)	201	—	(1,857)	(4)	**(1,915)**
	1,588	1,249	(356)	(8,907)	6	**(6,420)**

Cash at bank and in hand represent cash and deposits held at financial institutions that can be accessed with notice not exceeding 24 hours.

Non-cash changes to finance leases and hire purchase agreements relate to new agreements entered into during the year. Non-cash changes to loans relate to the convertible loan notes issued.

23 Contingent Liabilities

The Company has guaranteed certain operating leases, finance leases and hire purchase agreements entered into by subsidiary companies.

24 Acquisition of subsidiary undertaking

On May 2, 2003, the Company announced that it had reached agreement on the terms of a recommended offer for Enact Pharma PLC ("Enact"), the OFEX traded biopharmaceutical company and this offer was declared wholly unconditional on June 18, 2003. On this date, the company acquired 89.4% of the issued share capital. The remaining 10.6% of issued share capital was acquired by 4 September 2003.

The following table sets out the book values of identifiable assets and liabilities acquired and their fair value to the group

	Book value	Fair value adjustment	Fair value to the group
	£'000	£'000	£'000
Intangible fixed asset – licences	115	(115)	–
Tangible fixed assets	55	–	55
Debtors	128	–	128
Current asset investments	727	–	727
Cash	10	–	10
Bank overdraft	(822)	–	(822)
Bank loans	(93)	–	(93)
Other loans	(263)	–	(263)
Trade creditors	(967)	–	(967)
Accruals	(411)	–	(411)
Other creditors	(68)	–	(68)
Net liabilities acquired	(1,589)	(115)	(1,704)
Goodwill			9,981
Net consideration			8,277

Satisfied by:	
Issue of 6% convertible loan notes	7,196
Issue costs of 6% convertible loan notes	(164)
Cash	519
Distribution of current asset investment acquired with business	726
	8,277

Following a reorganisation of the group's research and development activities, it is not possible to show the cash effects of acquired operations in the year.

The trading results of Enact from 1 October 2002 to 18 June 2003, being the date of Enact's last annual report to the date of acquisition, were as follows:

	£'000
Turnover	33
Operating (loss)	(3,110)
(Loss) before tax	(3,166)
Taxation	53
(Loss) after tax	(3,113)

Enact had no recognised gains and losses other than those included in the results above and therefore no separate statement of total recognised gains and losses has been presented.

The results above include a write down of current asset investments amounting to £1,266,000.

25 Financial Instruments

The Group's financial instruments comprise borrowings, cash and liquid resources, forward foreign currency contracts and various items, such as trade debtors and trade creditors, that arise directly from its operations.

It is, and has been throughout the period under review, the Group's policy that no speculative trading in derivative financial instruments shall be undertaken.

Interest Rate Risk

The Group finances its operations through a mixture of equity and borrowings. Its ability to borrow is restricted by the nature of its activities. Whether to borrow on fixed or floating rate terms is one of several components of any decision to borrow on particular terms. Additional considerations include the level of interest rates proposed, the maturity profile and potential conversion rights.

As such the Group does not have a policy in relation to interest rates in isolation. However, by holding a mix of fixed and floating rate financial liabilities, the Group seeks to mitigate partially against increased interest rates whilst maintaining a degree of flexibility to benefit from decreasing rates of interest.

Liquidity Risk

The Group's principal policy in managing liquidity risk is to align the maturity profile of its anticipated net revenue stream with that of its financial assets and liabilities taking into account the commercial risk inherent in its product portfolio as detailed in the Chief Executive's review on pages 4 to 7.

At 31 March 2004, the Group held net cash balances of £3,307,000 million. Of this amount, £2,107,000 million was invested in overnight money market deposits so as to maximise returns received.

Foreign Currency Risk

The Group makes use of forward foreign currency contracts to fix a proportion of its expected US dollar sales into Sterling. The Group has overseas subsidiaries in the USA and Australia whose revenues, expenses, assets and liabilities are denominated in US dollars and Australian dollars respectively. In order to protect the Group's sterling balance sheet from movements in exchange rates, Group companies have borrowed funds in their local currency.

The company has decided to opt to exclude short term trade debtors and creditors from the following analyses (other than the currency exposure disclosures) as allowed under FRS 13.

Financial assets

Financial assets comprise cash balances and money market deposits which attract variable rates of interest which are based on market rates in each country. An analysis of financial assets by currency is as follows:

	31 March 2004 £'000	31 March 2003 £'000
Financial assets by currency		
Sterling	**2,861**	2,005
US Dollar	**392**	313
Australian Dollar	**54**	438
	3,307	2,756

All financial assets mature within one year, or on demand.

Borrowing Facilities

The Group has an undrawn committed facility of £2,000,000 available at 31 March 2004 (2003 – £nil) which was secured by a mortgage on the Group's property in Wales and a floating charge over the assets of the Group.

Financial Liabilities

The Group held the following financial liabilities at 31 March 2004:

	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Fixed rate financial liabilities £'000	Floating rate financial liabilities £'000	Non interest bearing financial liabilities £'000	31 March 2004 Total £'000
Currency						
Sterling	5.9	6.4	8,865	76	–	8,941
US Dollar	–	–	–	348	–	348
Australian Dollar	1.8	7.8	100	305	33	438
Total	**5.8**	**6.5**	**8,965**	**729**	**33**	**9,727**

The Group held the following financial liabilities at 31 March 2003:

	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Fixed rate financial liabilities £'000	Floating rate financial liabilities £'000	Non interest bearing financial liabilities £'000	31 March 2003 Total £'000
Currency						
Sterling	4.8	10.8	229	–	–	229
US Dollar	–	–	–	497	–	497
Australian Dollar	2.0	7.3	26	385	31	442
Total	**4.6**	**10.4**	**255**	**882**	**31**	**1,168**

A maturity profile of financial liabilities, which include loan notes and obligations under finance leases and hire purchase obligations is presented in note 15.

Floating rate borrowings are based on interbank rates in each country.

Fair Value of Financial Assets and Financial Liabilities

The book value and the fair value of money market deposits equate due to their short-term nature. The fair value of the convertible unsecured loan note, based on the fair value of the underlying shares (assuming conversion), was £15,120,000 compared to a book value of £7,092,000. The fair value of forward foreign currency contracts, based on closing exchange rates at the year end, was an asset of £1,552,000, compared to a book value of £323,000 (2003: asset of £484,000, compared to a book value of £41,000). The fair value of all other items has been calculated by discounting expected future cash flows at prevailing interest rates, and is not materially different from their book value.

Currency profile

The main functional currencies of the Group are sterling, the US dollar and the Australian dollar. The following analysis of net monetary assets and liabilities shows the Group's currency exposures after the effects of forward contracts used to manage currency exposure. The amounts show the transactional exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or 'functional') currency of the operating unit involved.

	31 March 2004						
	Sterling denominated £'000	**Australian Dollar denominated £'000**	**US Dollar denominated £'000**	**Euro denominated £'000**	**Canadian Dollar denominated £'000**	**Yen denominated £'000**	**31 March 2004 Total £'000**
Functional Currency							
Sterling	**–**	**861**	**(91)**	**(218)**	**(42)**	**(22)**	**488**
Australian Dollar	**–**	**–**	**–**	**–**	**–**	**–**	**–**
US Dollar	**(1,040)**	**–**	**–**	**–**	**–**	**–**	**(1,040)**
	(1,040)	**861**	**(91)**	**(218)**	**(42)**	**(22)**	**(552)**

	31 March 2003						
	Sterling denominated £'000	Australian Dollar denominated £'000	US Dollar denominated £'000	Euro denominated £'000	Canadian Dollar denominated £'000	Yen denominated £'000	31 March 2003 Total £'000
Functional Currency							
Sterling	–	(4,681)	2,327	(53)	–	–	(2,407)
Australian Dollar	–	–	–	–	–	–	–
US Dollar	(3,057)	–	–	–	–	–	(3,057)
	(3,057)	(4,681)	2,327	(53)	–	–	(5,464)

Hedging

The Group makes use of forward foreign currency contracts to fix a proportion of its expected US dollar sales into Sterling. At 31 March 2004, there were unrecognised profits of £1,229,000 (2003: unrecognised profits of £443,000). As in the prior year, these forward foreign currency contracts are due to expire within 12 months of the balance sheet date.

Independent Auditors' Report to the **Shareholders of Protherics PLC**

We have audited the financial statements which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses and the related notes which have been prepared under the historical cost convention and the accounting policies set out in note 1 to the financial statements. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report ("the auditable part").

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report, the unaudited part of the directors' remuneration report, the Chairman's statement, the Chief Executive's review, financial review and the corporate governance statement.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2004 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Manchester

26 May 2004

Statement of **Directors' Responsibilities**

United Kingdom Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for maintaining proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The maintenance and integrity of the Protherics website are the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Financial Summary

	2004	2003	2002	2001	2000	1999
	£'000	£'000	£'000	£'000	£'000	£'000
Turnover	**21,019**	11,270	7,924	4,186	1,598	2,847
Profit/(loss) on ordinary activities after taxation and minority interest	**1,265**	(238)	2,867	(6,206)	(15,454)	(13,017)

Notice of **Annual General Meeting**

Notice is hereby given that the annual general meeting of Protherics PLC will be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA on Thursday 22 July 2004 at 11.30 a.m., for the following purposes:

ORDINARY BUSINESS

1. To receive the accounts for the financial year ended 31 March 2004, together with the reports of the directors and auditors thereon. **(Resolution 1)**

2. To reappoint Dr John Brown as a director, having been appointed since the last annual general meeting. **(Resolution 2)**

3. To reappoint Mr Garry Watts as a director, having been appointed since the last annual general meeting. **(Resolution 3)**

4. To reappoint PricewaterhouseCoopers LLP as auditors of the Company to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and to authorise the directors to set their remuneration. **(Resolution 4)**

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following resolutions of which numbers 5, 6 and 7 will be proposed as ordinary resolutions and number 8 will be proposed as a special resolution.

5. To approve the directors' remuneration report for the financial year ended 31 March 2004. **(Resolution 5)**

6. That the authorised share capital of the Company be increased to £6,342,000 by the creation of 3,600,000 ordinary shares of 2p each, to rank pari passu with the existing authorised but unissued ordinary shares of 2p each in the capital of the Company. **(Resolution 6)**

7. That the directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the "Act"), to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of £1,385,000, this authority to expire at the conclusion of the annual general meeting of the Company to be held in 2005 (save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired) **(Resolution 7)**

8. That subject to the passing of resolution 7 above, the directors be and are hereby empowered pursuant to section 95(1) of the Companies Act 1985 (the "Act") to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the authority conferred by resolution 7 above as if section 89(1) of the Act did not apply to any such allotment and provided that such power shall be limited to the allotment of equity securities :

   (a) in connection with a rights issue in favour of ordinary shareholders and holders of any other class of equity securities where the equity securities are proportionate (as nearly as practicable) to the respective number of ordinary shares and any other class of equity securities held by such holders but subject to such exclusions or other arrangements as the directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory or the requirements of any regulatory body or stock exchange in any territory; and

   (b) otherwise than pursuant to paragraph (a) of this resolution, up to an aggregate nominal amount of £207,751,

   and this power shall expire at the conclusion of the annual general meeting of the Company to be held in 2005, save that the Company may, at any time before the expiry of such power, make any offer or enter into any agreement which would or might require equity securities to be allotted after the expiry of such power and the directors may allot equity securities in pursuance of any such offer or agreement as if such power conferred hereby had not expired. **(Resolution 8)**

BY ORDER OF THE BOARD

B M Riley
Secretary

23 June 2003

Registered Office:
The Heath Business & Technical Park
Runcorn
Cheshire WA7 4QF

NOTES:

Proxies

1. Only holders of ordinary shares are entitled to attend and vote at this meeting. A member entitled to attend and vote may appoint a proxy or proxies who need not be a member of the Company to attend (and on a poll to vote) instead of him or her. Forms of proxy need to be deposited with the Company's registrar, Neville Registrars Limited, Neville House, 18 Laurel Lane, Halesowen, West Midlands B63 3DA, not later than 48 hours before the time of the meeting. Completion of a form of proxy will not preclude a member attending and voting in person at the meeting.

Documents on display

2. The register of directors' interests in the share capital and debentures of the Company together with copies of service agreements under which directors of the Company are employed and copies of the terms and conditions of appointment of non-executive directors are available for inspection at the Company's registered office during normal business hours from the date of this notice until the date of the annual general meeting and will be available for inspection at the place of the annual general meeting for at least 15 minutes prior to and during the meeting.

Right to attend and vote

3. Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that in order to have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast), a person must be entered on the register of holders of the ordinary shares of the Company by no later than 11.30 a.m. on 20 July 2004 being 48 hours before the time fixed for the meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Explanatory Notes to the **Notice of Annual General Meeting**

EXPLANATORY NOTES:

1. **Resolution 2. and 3.** John Brown and Garry Watts are offering themselves for reappointment at the first annual general meeting following their appointment. Details of their respective ages and experience are given on page 10 of the Annual Report and their dates of appointment on page 11. Both serve on the Remuneration, Audit and Nomination Committees. Garry Watts chairs the Audit Committee, while John Brown is considered to be the senior independent non-executive director. Your Board believes that both appointees bring a considerable depth of experience from the pharmaceutical, biotechnology and healthcare sectors, and further strengthen the independent element of the Board.
2. **Resolution 5.** This resolution is to approve the directors' remuneration report for the financial year ended 31 March 2004. You can find the report on pages 13 to 19 of the annual report and accounts for the year ended 31 March 2004.
3. **Resolution 6.** This resolution, to increase the existing authorised share capital of the company from £6,270,000 to £6,342,000, an increase of 1.1 per cent, is necessary to provide sufficient authorised but unissued shares to satisfy the exercise of options under the Company's share option arrangements, the exercise of warrants, the conversion of the 6% unsecured convertible loan notes and upon any exercise of the authority proposed to be granted pursuant to resolution 7 below.
4. **Resolution 7.** Your directors may only allot shares or grant rights over shares if authorised to do so by shareholders. The authority granted at the last annual general meeting is due to expire at this year's annual general meeting. Accordingly, Resolution No. 7 will be proposed as an ordinary resolution to grant a new authority to allot unissued share capital up to an aggregate nominal value of £1,385,000, representing 33.3 per cent. of the total issued ordinary share capital as at the date of the notice of annual general meeting 2004. If given, this authority will expire at the annual general meeting in 2005. Other than in respect of the Company's obligations under its employee share schemes and outstanding warrants and the conversion of the convertible loan notes issued pursuant to the acquisition of Enact Pharma plc, the directors have no present intention of issuing any of the authorised but unissued share capital of the Company.
5. **Resolution 8.** Your directors also require additional authority from shareholders to allot shares or grant rights over shares where they propose to do so for cash and otherwise than to existing shareholders pro rata to their holdings. The authority granted at the last annual general meeting is due to expire at this year's annual general meeting. Accordingly, Resolution No. 8 will be proposed as a special resolution to grant such authority. Apart from rights issues, the authority will be limited to the issue of shares for cash up to an aggregate nominal value of £207,751 (being five per cent. of the issued ordinary share capital at the date of the notice of annual general meeting). If given, this authority will expire at the conclusion of the annual general meeting in 2005.

Form of **Proxy**

Protherics PLC
Annual General Meeting, 22 July 2004 at 11.30 a.m.

Please read the notes below before completing this form.

Any amendments to this form should be initialled by the signatory.

I/We (name(s) in full) ....

of (address(es)) ....

being (a) member(s) of the above-named Company, hereby appoint the Chairman of the meeting, or failing him

....

as my/our proxy to vote for me/us on my/our behalf at the 2004 Annual General Meeting of the Company to be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA on Thursday 22 July 2004 at 11.30 a.m., and at any adjournment thereof.

Please indicate in the boxes below how you wish your votes to be cast.

		For	Against
Resolution 1	To receive the accounts for the year ended 31 March 2004, together with the reports of the directors and auditors thereon.		
Resolution 2	To reappoint Dr John Brown as a director.		
Resolution 3	To reappoint Mr Garry Watts as a director.		
Resolution 4	To reappoint Pricewaterhouse Coopers LLP as auditors of the Company and to authorise the directors to set their remuneration.		
Resolution 5	To approve the directors' remuneration report for the financial year ended 31 March 2004.		
Resolution 6	To increase the authorised share capital of the Company.		
Resolution 7	To authorise the directors to allot relevant securities.		
Resolution 8	To disapply statutory pre-emption rights.		

Signature .... Date ....

Notes to the Form of Proxy

1. You may appoint one or more proxies of your own choice, if you are unable to attend the meeting but would like to vote. If such an appointment is made, delete the words "the Chairman of the meeting" and insert the name(s) of the person or persons appointed as proxy/proxies in the space provided. A proxy need not be a member of the Company. If no name is entered, the return of this form duly signed will authorise the Chairman of the meeting to act as your proxy.
2. In the case of a corporation, this form of proxy must be executed under its common seal or under the hand of a duly authorised officer or attorney.
3. In order that this form of proxy shall be valid, it must be deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of such power or a copy certified in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the directors), at Neville Registrars Limited, Neville House, 18 Laurell Lane, Halesowen, West Midlands B63 3DA, not later than 48 hours before the time appointed for the meeting. The completion and return of a form of proxy will not, however, preclude shareholders from attending and voting in person at the meeting or at any adjournment thereof, should they wish to do so.
4. If two or more persons are jointly entitled to a share conferring the right to vote, any one of them may vote at the meeting either in person or by proxy, but if more than one joint holder is present at the meeting either in person or by proxy, the one whose name stands first in the register of members in respect of the joint holding shall alone be entitled to vote in respect thereof. In any event, the names of all joint holders should be stated on the form of proxy.
5. If this form is returned without any indication as to how the person(s) appointed shall vote on the resolutions, such person(s) will exercise his/her/their discretion as to how to vote or whether to abstain from voting.
6. Unless instructed otherwise, the proxy may also vote or abstain from voting as he or she thinks fit on any other business which may properly come before the meeting (including amendments to resolutions).

Third Fold (Tuck in)

BUSINESS REPLY SERVICE
Licence No. BM 3865

1

Neville Registrars Limited
Neville House
18 Laurel Lane
Halesowen
West Midlands
B63 3BR

First Fold

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Designed by **Accrue**, telephone: 01608 687001.
Produced by **Imprima de Bussy**, telephone: 0121 446 4721.

Protherics PLC
The Heath Business and Technical Park
Runcorn, Cheshire WA7 4QF

Tel **+44 (0)1928 518000**
Fax **+44 (0)1928 518002**
Web **www.protherics.com**
Email **information@protherics.com**

Registered in England No. 2459087